Exhibit 99.2

2 SAP Half-Year Report 2021 Table of Contents Introductory Notes 3 Consolidated Half-Year Management Report 4 Consolidated Half-Year Financial Statements – IFRS 18 Supplementary Financial Information 41 General Information 47 Additional Information 48

SAP Half-Year Report 2021 3 Introductory Notes This half-year group report meets the requirements of German Accounting Standard No. 16 “Half-yearly Financial Reporting” (GAS 16). We prepared the financial data in the Half-Year Report section for SAP SE and its subsidiaries in accordance with International Financial Reporting Standards (IFRS). In doing so, we observed the IFRS both as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). This does not apply to numbers expressly identified as non-IFRS. For additional IFRS and non-IFRS information, see the Supplementary Financial Information section. This half-year group report complies with the legal requirements in accordance with the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) for a half-year financial report, and comprises the consolidated half-year management report, condensed consolidated half-year financial statements, and the responsibility statement in accordance with the German Securities Trading Act, section 115 (2). This half-year group report updates our consolidated financial statements 2020, presents significant events and transactions of the first half of 2021, and updates the forward-looking information contained in our Management Report 2020. This half-year financial report only includes half-year numbers. Our quarterly numbers are available in the Quarterly Statements for the first and second quarter 2021. Both the 2020 consolidated financial statements and the 2020 management report are part of our Integrated Report 2020, which is available at www.sapintegratedreport.com. All of the information in this half-year group report is unaudited. This means that the information has been subject neither to any audit nor to any review by an independent auditor.

4 SAP Half-Year Report 2021 Consolidated Half-Year Management Report Strategy and Business Model SAP continues to execute on the strategy and business model as described in the SAP Integrated Report 2020. Subsidiaries, Acquisitions, and Divestitures Qualtrics IPO On January 28, 2021, Qualtrics International Inc. successfully issued 12% of its shares on the Nasdaq Stock Market (NASDAQ). The IPO-related cash inflow amounted to €1,847 million and the initial value of non-controlling interests in net assets was €909 million. Acquisitions The acquisition of Signavio GmbH ("Signavio"), which closed on March 5, 2021, deepens SAP’s business process intelligence (BPI) capabilities, which represent the process layer within the SAP portfolio. Solutions from Signavio augment the spectrum of business process management solutions offered by SAP by adding process modeling, mining, and management capabilities. For more information, see the Notes to the Consolidated Half-Year Financial Statements, Note (D.1). Joint Ventures To better support our customers in the financial services industry (FSI), SAP agreed to create a joint venture together with German investment company Dediq GmbH, which will be called SAP Fioneer upon closing. The aim of this joint venture is to build agile solutions for FSI using SAP technologies as a basis, such as SAP HANA, SAP S/4HANA, SAP Business Technology Platform, and others. SAP will contribute certain FSI-centric software solutions into the FSI unit in exchange for a minority share in the new entity. The transaction is expected to close in September 2021. For more information, see the Notes to the Consolidated Half-Year Financial Statements, Note (D.1). Sapphire Ventures SAP supports entrepreneurs that aspire to build industry-leading businesses, through venture capital funds managed by Sapphire Ventures. In the second quarter, the Executive Board proposed and the Supervisory Board consented to the financing of a new Sapphire Ventures fund (“SAPPHIRE Ventures Fund VI”). SAP´s total volume committed for SAPPHIRE Ventures Fund VI is US$1.75 billion. Performance Management System In the second quarter of 2021 and effective for the full year 2021, we changed our non-IFRS definition. We no longer adjust our IFRS revenue measures by including the full amount of recurring revenue that is not recognized under IFRS due to fair value accounting for the contracts in effect at the time of the respective acquisitions. The adjustment amounts were immaterial for the first half of 2021. Thus, our IFRS revenue is equal to our non-IFRS revenue at actual currencies. Stated 2020 results are based on our 2020 non-IFRS definition. The adjustment of our non-IFRS definition also impacts our operating profit (non-IFRS), profit before tax (non-IFRS), profit after tax (non-IFRS), and our non-IFRS key ratios such as operating margin, effective tax rate, and earnings per share, basic. Products, Research & Development, and Services This section presents a snapshot of SAP product development and services innovation during the first half of 2021. Among the highlights were the launch and growth of RISE with SAP, our “business transformation as a service” cloud offering, and key themes of SAP’s flagship customer event, SAPPHIRE NOW. The conference’s themes included the expansion of the world’s largest business network, keeping sustainability at the center of SAP’s business model, and building on SAP Business Technology Platform (BTP) as the foundation to provide our customers with a single platform for integration and extensibility across the SAP portfolio and non-SAP solutions. The information in this section is intended to supplement the SAP Integrated Report 2020. Business Network Executing on the strategy of creating the world’s largest business network, SAP Business Network brought together Ariba Network, SAP Logistics Network, and SAP Asset Intelligence Network, as announced at SAPPHIRE NOW in June. SAP Business Network aims to unify business processes across supplier collaboration, logistics coordination and traceability, and equipment usage and maintenance. SAP Business Network also launched the unified trading partner portal to give trading partners a holistic view of all their customer relationships and transactions on the network.

5 SAP Half-Year Report 2021 Experience Management In the first half of 2021, we launched the XM Operating System (XM/OS) – a single, secure, cloud-native platform that serves as the operating system for experience management (XM) solutions from SAP and Qualtrics. We delivered on several key Qualtrics CustomerXM offerings such as Customer Care Command Center, Relationship Health, and Digital Journey Optimization, with the aim of supporting a post-pandemic work environment. We also released several Qualtrics EmployeeXM solutions such as Spotlight Insights and Candidate Experience. Expanding our ecosystem, we established a key partnership with ServiceNow to combine the strengths of ServiceNow's digital workflows with Qualtrics' experience management technology. Intelligent Suite SAP S/4HANA In recognition of SAP’s commitment to its customers, SAP S/4HANA Cloud was positioned as a leader in the 2021 “Gartner Magic Quadrant for Cloud Core Financial Management Suites for Midsize, Large and Global Enterprises” in May 2021. Additionally, the number of SAP S/4HANA customers increased by approximately 1,000 in the first half of 2021, growing 17% year over year to more than 17,000 customers. RISE with SAP As announced during the SAPPHIRE NOW global keynote, human experience management (HXM) and procurement capabilities were added to RISE with SAP. Additionally, RISE with SAP transformation packages for industries, focusing on retail, consumer products, automotive, utilities, and industrial machinery and components (IM&C), were also announced at the event. Human Resources (HR) SAP SuccessFactors During the first half of 2021, we launched SAP Work Zone for HR and SAP SuccessFactors Time Tracking. These solutions aim to provide employees and organizations ways to optimize their day-to- day work needs. Procurement SAP Fieldglass We released SAP Fieldglass Assignment Management, a solution that aims to help manage contractors who perform ad hoc work under existing supplier agreements. Business Technology Platform Following our mission to deliver one platform for the intelligent enterprise, we introduced significant updates with respect to the SAP Business Technology Platform (SAP BTP) in the first half of 2021. We announced a free tier model for SAP BTP, available to SAP customers from July 1, 2021. To further increase flexibility, we introduced in addition the new Pay-As-You-Go model for SAP BTP, allowing customers to access services for SAP BTP without any up- front financial commitment. Beyond that, SAP launched SAP Learning, a learning site with content to upskill on SAP BTP accessible free of charge. Database and Data Management To enable customers to handle a growing amount of transactional and analytical data, SAP HANA Cloud database now supports adaptive server enterprise (ASE), ASE replication, and data lake support for SAP IQ software workloads. Analytics SAP Analytics Cloud now features a new model that aims to provide more flexibility, enhanced user experience, and enterprise- wide integration by combining the advantages of account-based and measure-based modeling, as well as improving performance and the integration with other SAP solutions. Application Development and Integration We released SAP BTP, Kubernetes environment for general availability. SAP BTP for the Kubernetes environment is based on the open-source project Kyma that allows developers to extend SAP solutions by using both microservice and serverless functions. We have also provided new content packages in SAP Workflow Management. Intelligent Technologies Continuing with our strategy to embed AI into the solution portfolio of SAP, new capabilities in SAP Intelligent Robotic Process Automation (SAP Intelligent RPA) were added. We aim to showcase these capabilities to our customers via SAP BTP. COVID-19 Response SAP SuccessFactors created a vaccination tracker portlet, available to all SAP SuccessFactors Employee Central customers at no cost.

6 SAP Half-Year Report 2021 Employees and Social Investments People are at the heart of our organization. By ensuring a highly engaged, diverse workforce equipped with the right skills, SAP aims to attract the best talent, build great products, and win the hearts of our customers. For a detailed description of our People Strategy, see the Employees and Social Investments section in our Integrated Report 2020. The COVID-19 pandemic continued to dominate the first half of 2021. Especially during these times, it is even more important to ensure a healthy work-life balance. For the first time, we held a ‘Global Mental Health Day’ in April, on which we gave all our employees around worldwide an additional day off to take time for themselves and their families. To assist in overcoming the pandemic, SAP continues to support the global fight against COVID- 19. We offered vaccination campaigns at our facilities and partner organizations for employees and their dependents where legally possible and where support is needed. Furthermore, SAP financially supports the UNICEF COVAX initiative, helping to ensure a faster distribution of vaccine to the poorest countries around the world. Influenced by the coronavirus pandemic, SAP’s approach for the ‘Future of Work’ has been moved to the top of our corporate agenda. As a tech company, SAP has long championed virtual, location-agnostic, and mobile ways of working. In June, we announced SAP’s ‘Pledge to Flex’, as our commitment to a trust- based and empowerment-based workplace aiming at maximum flexibility for where and how employees work. The aim is an optimal balance between working in the office and remotely, in alignment with role, business, and legal requirements. In April, we kicked off our 2021 employee listening cycle with a comprehensive engagement survey. Employee Engagement remained high and within our target range of 84% to 86%, coming in at 84% with a slight decrease of 2pp compared to the last survey in September 2020. Our Leadership Trust Net Promoter Score reached an all-time high score of 67 (+5pts). Finally, the Business Health Culture Index increased by 1pp since September 2020 to 81%, which is slightly above our target range of 78% to 80%. The target ranges for Employee Engagement and Business Health Culture remain unchanged compared to what we disclosed in our Integrated Report 2020. At the end of the first half of 2021, SAP’s Employee Retention rate was still at a high level of 94.8% (compared to 93.9% at the end of the first half of 2020 and 95.3% at the end of 2020). We define retention as the ratio of the average number of employees minus the employees who voluntarily departed, to the average number of employees (in full-time equivalents, FTEs). We also continue to foster an inclusive, bias-free workforce. The ratio of Women in Management continued its upward trend, reaching 27.9% at the end of the first half of 2021 compared to 27.3% at the end of June 2020 and 27.5% at the end of 2020. On June 30, 2021, we had 103,876 FTEs worldwide (June 30, 2020: 101,379; December 31, 2020: 102,430). For a breakdown of headcount by function and geography, see the Notes to the Consolidated Half-Year Financial Statements, Note (B1). Energy and Emissions The first six months of 2021 were marked by the advancement of our commitment to help rebuild a more resilient, restorative, and inclusive economy within the planetary boundaries – both as an enabler and exemplar. To consider the impact of the COVID-19 pandemic on our business and to uphold our ambition, we decided to become carbon-neutral in our own operations by the end of 2023 – two years earlier than previously planned. This was initially announced in our Integrated Report 2020 and reflects our strong commitment to sustainable business operations. Furthermore, SAP acknowledges that strong partnerships are an invaluable asset in tackling climate change. This is why we became a founding member of the European Green Digital Coalition and joined the World Economic Forum Stakeholder Capitalism Coalition as well as the World Business Council for Sustainable Development (WBCSD), a global, CEO-led organization dedicated to accelerating the transition to a sustainable world. In addition, we launched Chasing Zero, a new platform that will feature executive thought leadership, best practices, and insights into a sustainability-related transformation of SAP and its global ecosystem to achieve zero emissions, zero waste, and zero inequality. The transition to a circular economy remains central to our vision for a world of zero waste and plastic free oceans by 2030. Consequently, we support stronger circular economy policies, such as World Wildlife Fund’s (WWF) OneSource Coalition and the Ellen MacArthur Foundation’s Extended Producer Responsibility (EPR) endorsement. The major milestone of the first half of 2021, however, was SAP’s Sustainability Summit in April, an event dedicated to unveiling opportunities for businesses to drive positive impact, reshape traditional business decision making, and explore proven practices and future solutions. We introduced SAP Product Footprint Management, a solution that helps customers assess product footprints across the entire product life cycle, and thus optimize the environmental impact of their products. Driving the transition towards a circular economy, our SAP Responsible Design and Production solution will help businesses keep track of public commitments and new regulations so that they can manage the operational costs associated with downstream processing and gain better visibility of material flows overall. These are two examples of SAP’s growing Sustainability Management solution portfolio that was announced in 2021 at the SAPPHIRE NOW conference. In 2018, SAP announced its intention to plant five million trees by 2025. To elevate our ambition to the next level, SAP pledges to plant 21 million trees by the end of 2025 – matching SAP’s Climate 21 program and strengthening our commitment to fight the most pressing challenge of the 21st century: climate change. SAP’s carbon emissions for the first half of 2021 totaled 45 kilotons (kt) compared to 90 kt in the first half of 2020.1) This low level is a continued, direct result of the ongoing COVID-19 pandemic. Since almost all business activities remain in a state of remote working models, major carbon-emitting activities such as corporate travel have settled at a minimum. To gain insight into our efficiency as we grow, we also measure our emissions per employee and per euro of revenue. At the end of the first half of 2021, our carbon emissions (in tons) per employee was 0.9 (compared to 2.0 at the end of the first half of 2020), and our carbon emissions (in grams) per euro revenue was 3.6 (compared to 7.3 at the end of the first half of 2020) (rolling four quarters).

7 SAP Half-Year Report 2021 SAP remained a constituent in multiple environmental, social, and governance (ESG) indices acknowledging SAP’s strong ESG performance: the Ethibel Sustainability Index (ESI) Excellence Europe and ESI Excellence Global, the FTSE4Good Index Series, and the Euronext Vigeo Eiris indices (Europe 120 and Eurozone 120). We were also ranked as the most sustainable software company in the Dow Jones Sustainability Indices for the fourteenth consecutive year. In addition, in the first half of 2021, SAP was once again recognized as an ESG leader by Morgan Stanley Capital International (MSCI) with the best rating of “AAA”, was ranked among Corporate Knights’ Global 100 Most Sustainable Corporations in the World, and received the top score “A” in CDP’s climate change assessment. 1) SAP’s carbon emission numbers are rounded to the nearest 5 kt. Therefore, the rounded half-year totals may not precisely equal the sum of the rounded quarterly numbers. Organization and Changes in Management On January 1, 2021, Sabine Bendiek became a member of the SAP Executive Board. She serves as chief people officer and labor relations director and leads the Human Resources organization. On July 1, 2021, Sabine Bendiek assumed additional responsibility when she became SAP’s chief people and operating officer. In January 2021, SAP announced that Julia White and Scott Russell had been appointed to the Executive Board. On February 1, 2021, Scott Russell took over the Customer Success organization from Adaire Fox-Martin, who departed the Executive Board at the end of January 2021 and left the Company at the end of June 2021. Julia White joined the Executive Board on March 1, 2021, taking up the newly created Board role of chief marketing and solutions officer.

8 SAP Half-Year Report 2021 Financial Performance: Review and Analysis Economy and the Market Global Economic Trends Global economic activity continued to recover at the beginning of the year despite the intensification of the pandemic, states the European Central Bank (ECB) in its most recent Economic Bulletin.1) Learning effects, resilient manufacturing output and foreign demand, as well as policy support, contained output losses. Services activity recovered strongly as soon as infection numbers declined. Advanced economies turned out more resilient than the ECB had expected. The slowdown in emerging market economies, by contrast, was more pronounced. As for the EMEA region, the euro area economy contracted in the first quarter of the year, but began to reopen as the pandemic situation improved, finds the ECB. Corporate investment in the EU declined slightly in the first quarter of 2021 because of supply-chain bottlenecks and tightening containment measures but rebounded in the second. In central and eastern European countries, the recovery slowed significantly during the first half of the year, whereas Russian economic activity increased slightly in the first quarter. In the Americas region, according to the ECB, the large fiscal stimulus approved by the new US government strengthened the recovery in the United States. In Brazil, economic activity continued to recover and came close to its pre-pandemic level despite a resurgence in new infections. Regarding the APJ region, the Japanese real GDP contracted particularly in the first quarter, says the ECB. The Chinese economy, on the other hand, showed a steady growth momentum in the second quarter, following weaker outturns in industrial production and retail sales in the first, with solid export growth throughout. The IT Market In the wake of the COVID-19 pandemic, resiliency has become a priority, according to International Data Corporation (IDC), a U.S.- based market research firm. During the last year and a half, organizations therefore invested widely in cloud-centric IT, security, remote work, and digital transformation. This enabled many businesses to maintain a level of operations previously impossible or they even offered new digital services.2) On the whole, cloud and cloud-centric operating models have by now become integral components of the modern IT environment in organizations of all sizes.3) However, while precipitously introducing cloud solutions, at least three out of four organizations incurred technical debt around design, integration, quality, and security reviews to be dealt with later.4) As to what cloud solution to choose, around three quarters of organizations prefer integrated suites instead of point solutions.5) More and more application vendors add options to their suites with which business users themselves can extend or fill in gaps within business processes whenever they need new functionality quickly and without external partners or in-house capabilities. Summarizing, IDC states that the pandemic has proven previous observations and accelerated new findings as to how organizations manage their digital transformation successfully: installing an intelligent core of data analytics, automation, and decision support, and then surrounding it with a wide variety of applications and services including predictive analytics, AI, machine learning, blockchain, and Internet of Things.6) Sources: 1) European Central Bank, Economic Bulletin, Issue 4/2021, Publication Date: June 24, 2021 (https://www.ecb.europa.eu/pub/pdf/ecbu/eb202104.en.pdf) 2) IDC Perspective: A Digital Resiliency Framework for the Future Enterprise, Doc #US47483421, February 2021 3) IDC FutureScape: Worldwide Cloud 2021 Predictions, Doc US46420120, December 2020 4) IDC Market Perspective: 2021: Enterprise Application Spending Heats Up, Doc US47086520, December 2020 5) IDC Market Perspective: The 4P Transformation of Enterprise Software: Spotlight on Enterprise Applications, Doc US47835021, June 2021 6) IDC Market Perspective: The Transformation of Enterprise Software: The 4Ps – Past, Present, and Future, Doc #EUR147592221, April 2021 Impact on SAP SAP had an excellent start into the fiscal year 2021. Our new RISE with SAP offering, announced in the first quarter as a response to our customers who were looking to move to the cloud faster for greater resiliency and agility, started strong, and new cloud business sharply accelerated across the portfolio. Software licenses also grew in the first quarter, mainly due to pandemic- related postponed IT investments. The overall performance was reflected in the highest order entry year-over-year growth rates seen in five years. Over the course of the second quarter business activity saw further signs of recovery. In particular, cloud revenue accelerated mainly driven by the continued strength of the SaaS/PaaS solutions outside the Intelligent Spend category paired with improved transactional revenue due, for example, to the easing of global travel restrictions. However, the Intelligent Spend category continues to be impacted more than other SaaS/PaaS solutions by the COVID-19 pandemic. Current cloud backlog growth accelerated further quarter on quarter. As more customers transition to the RISE with SAP subscription offering, software licenses revenue decreased as anticipated. SAP retained a disciplined approach to hiring and discretionary spend while capturing natural savings through less travel, lower facility-related costs, and virtual events. In addition, SAP continued to effectively serve existing and new customers mostly in a fully virtual set up. With the announcement of its ‘pledge to flex’, SAP is committed to a truly flexible remote operating model even beyond the pandemic. All of the above enabled SAP to operate effectively in the first six months and, in combination with the healthy topline performance, to improve non-IFRS operating profit despite the ongoing pandemic uncertainties, while IFRS operating profit decreased due to higher share-based compensation expenses.

Key Figures – SAP Group in the First Half of 2021 (IFRS)

€ millions, unless otherwise stated	Q1–Q2 2021	Q1–Q2 2020	Δ	Δ in %
Cloud	4,421	4,055	366	9
Thereof SAP S/4HANA Cloud	485	360	124	34
Software licenses	1,133	1,224	–91	–7
Software support	5,624	5,826	–202	–3
Cloud and software	11,178	11,106	72	1
Total revenue	**13,017**	**13,264**	**–247**	**–2**
Operating expenses	**–11,073**	**–10,770**	**–302**	**3**
Operating profit	**1,944**	**2,494**	**–550**	**–22**
Operating margin (in %)	**14.9**	**18.8**	**–3.9pp**	**NA**
Profit after tax	2,519	1,697	822	48
Effective tax rate (in %)	19.8	30.6	–10.8pp	NA
Earnings per share, basic (in €)	2.03	1.42	0.61	43

Operating Results (IFRS)

Revenue

In the first half of 2021, total revenue was €13,017 million (first half of 2020: €13,264 million), a slight decrease of 2% compared to the same period in 2020.

Our cloud revenue, however, increased by 9% to €4,421 million (first half of 2020: €4,055 million) compared to the same period in 2020. Thereof, our SAP S/4HANA cloud revenue was €485 million (first half of 2020: €360 million), increasing 34% compared to the same period in 2020.

Software licenses revenue was €1,133 million in the first half of 2021 (first half of 2020: €1,224 million), a decrease of 7% compared to the same period in 2020 as more customers transition to SAP's cloud solutions such as RISE with SAP.

Operating Expense

Our operating expenses increased 3% to €11,073 million (first half of 2020: €10,770 million). The increase was mainly driven by higher restructuring expenses and share-based compensation.

In the first half of 2021, restructuring cost amounted to €164 million (first half of 2020: €13 million) mainly due to a restructuring program launched in the Global Cloud Services area. For more information about restructuring, see the Notes to the Consolidated Half-Year Financial Statements, *Note (B.4)*.

Share-based payment expenses increased to €1,256 million (first half of 2020: €612 million). The increase was mainly caused by newly granted equity-settled Qualtrics RSUs. For more information about share-based payment expenses, see the Notes to the Consolidated Half-Year Financial Statements, *Note (B.3)*.

Also noteworthy was a significant decrease in travel costs by 83% in the first half of 2021, which was mainly a direct effect of the travel restrictions imposed due to the COVID-19 pandemic. Furthermore, we had natural savings as a consequence of the COVID-19 pandemic situation, for example from lower facility-related costs and virtualized events.

Operating Profit and Operating Margin

Compared with the same period in the previous year, operating profit decreased by €550 million to €1,944 million (first half of 2020: €2,494 million). This was mainly a result of the aforementioned expense increases in restructuring and share-based payments.

Our operating margin decreased by 3.9pp to 14.9% (first half of 2020: 18.8%).

Finance Income, Net

In the first half of 2021, finance income, net was €1,168 million (first half of 2020: €53 million) which is mainly due to the Sapphire Ventures portfolio.

For more information, see the Notes to the Consolidated Half-Year Financial Statements, *Note (C.3)*.

Profit After Tax and Earnings per Share

Profit after tax was €2,519 million (first half of 2020: €1,697 million), an increase of 48% compared to the same period in 2020. Basic earnings per share was €2.03 (first half of 2020: €1.42), an increase of 43% mainly resulting from an outstanding contribution from Sapphire Ventures to our finance income and a lower effective tax rate.

The effective tax rate was 19.8% (first half of 2020: 30.6%). The year-over-year decrease in the effective tax rate mainly resulted from tax effects relating to changes in tax exempt income and a one-time change in deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries which were partly compensated by tax effects relating to changes in non-deductible expenses.

9

SAP Half-Year Report 2021

Performance Against Our Outlook for 2021 (Non-IFRS)

In this section, all discussion of the contributions to target achievement is based exclusively on non-IFRS measures. In contrast, the discussion of operating results in the previous section refers to IFRS figures only, so those figures are not expressly identified as IFRS figures.

We present, discuss, and explain the reconciliation from IFRS measures to non-IFRS measures in the *Supplementary Financial Information* section. For more information about the changes made to the definition of non-IFRS measures, see the *Performance Management System* section.

Outlook for 2021 (Non-IFRS)

For our outlook based on non-IFRS numbers, see the *Financial Targets and Prospects for 2021 (Non-IFRS)* section in this consolidated half-year management report.

Key Figures – SAP Group in the First Half of 2021 (Non-IFRS)

				Non-IFRS
€ millions, unless otherwise stated	**Q1–Q2 2021**	Q1–Q2 2020	Δ in %	Δ in % (constant currency)
Current Cloud Backlog	7,766	6,638	17	20
Thereof SAP S/4HANA Current Cloud Backlog	1,130	780	45	48
Cloud	4,421	4,057	9	15
Thereof SAP S/4HANA Cloud	485	360	34	41
Software licenses	1,133	1,224	–7	–4
Software support	5,624	5,826	–3	0
Cloud and software	11,178	11,107	1	5
Total revenue	**13,017**	**13,266**	**–2**	**3**
Operating expenses	**–9,357**	**–9,820**	**–5**	**0**
Operating profit	**3,660**	**3,446**	**6**	**12**
Operating margin (in %)	**28.1**	**26.0**	**2.1pp**	**2.3pp**
Profit after tax	3,934	2,409	63	NA
Effective tax rate (in %)	19.0	29.0	–10.1pp	NA
Earnings per share, basic (in €)	3.14	2.02	56	NA

Performance (Non-IFRS)

Starting 2021, SAP expanded its financial disclosure to provide investors with transparency on the transition of its core ERP business to the cloud. Specifically, the Company discloses current cloud backlog (CCB) and cloud revenue contributed by SAP S/4HANA Cloud, along with nominal and constant currencies year-over-year growth rates.

As at June 30, 2021, CCB was €7,766 million, an increase of 17% year over year (20% at constant currencies). Thereof, our SAP S/4HANA CCB was €1,130 million as at June 30, an increase of 45% year over year (48% at constant currencies).

Our cloud revenue (non-IFRS) was €4,421 million (first half of 2020: €4,057 million), an increase of 9% (15% at constant currencies) compared to the same period in 2020. Thereof, our SAP S/4HANA cloud revenue (non-IFRS) was €485 million (first half of 2020: €360 million), an increase of 34% (41% at constant currencies). Our cloud gross margin (non-IFRS) increased by 0.4pp to 69.8% (first half of 2020: 69.4%).

Cloud and software revenue (non-IFRS) was €11,178 million (first half of 2020: €11,107 million), an increase of 1%. On a constant currency basis, the increase was 5%. This increase was mainly driven by cloud revenue growth. Software licenses revenue (non-IFRS) decreased by 7% (4% at constant currencies) as more customers transition to SAP's cloud solutions such as RISE with SAP. Software support revenue (non-IFRS) was €5,624 million (first half of 2020: €5,826 million), a decrease of 3% (flat at constant currencies).

Services revenue (non-IFRS) was €1,839 million (first half of 2020: €2,159 million), a decrease of 15% year over year (11% at constant currencies). This decrease was primarily caused by the divestiture of SAP Digital Interconnect at the end of 2020.

Total revenue (non-IFRS) was €13,017 million (first half of 2020: €13,266 million), a decrease of 2%. On a constant currency basis, total revenue (non-IFRS) increased by 3%.

Operating expenses (non-IFRS) were €9,357 million (first half of 2020: €9,820 million), a decrease of 5% (flat on a constant currency basis). Although cloud revenue (non-IFRS) rose by 9%, cost of cloud (non-IFRS) increased by only 8%. The cost of software licenses and support (non-IFRS) decreased by 6%. Also, SAP's service business contributed positively to the overall profitability. The services gross margin (non-IFRS) increased by 4.4pp compared to the first half of 2020. This resulted mainly from a higher remote delivery share of the consulting services.

10 SAP Half-Year Report 2021

In total, operating expenses (non-IFRS) in the first half of 2021 declined by 5% compared to the first half of 2020. Within operating expenses, research and development cost showed the highest increase.

Operating profit (non-IFRS) was €3,660 million (first half of 2020: €3,446 million), an increase of 6%. On a constant currency basis, the increase was 12%.

Operating margin (non-IFRS) was 28.1%, an increase of 2.1pp, or 2.3pp on a constant currency basis (first half of 2020: 26.0%).

Profit after tax (non-IFRS) was €3,934 million (first half of 2020: €2,409 million), an increase of 63%. Basic earnings per share (non-IFRS) was €3.14 (first half of 2020: €2.02), an increase of 56% mainly resulting from an outstanding contribution from Sapphire Ventures to our finance income and a lower effective tax rate (non-IFRS).

The effective tax rate (non-IFRS) was 19.0% (first half of 2020: 29.0%). The year-over-year decrease in the effective tax rate mainly resulted from tax effects relating to changes in tax exempt income and a one-time change in deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries.

Reconciliation of Cloud Revenues and Margins

€ millions, unless otherwise stated						Q1–Q2 2021			Q1–Q2 2020			Δ in %
		IFRS	**Adj.**	**Non-IFRS**	**Currency Impact**	**Non-IFRS Constant Currency**	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[3]
Cloud revenue – SaaS/PaaS[1]	Intelligent Spend	1,352	0	1,352	92	1,444	1,411	0	1,411	−4	−4	2
	Other	2,630	0	2,630	137	2,767	2,223	2	2,225	18	18	24
	Total	3,982	0	3,982	229	4,210	3,634	2	3,636	10	10	16
Cloud revenue – IaaS[2]		439	0	439	26	465	421	0	421	4	4	11
Cloud revenue		**4,421**	**0**	**4,421**	**255**	**4,675**	**4,055**	**2**	**4,057**	**9**	**9**	**15**
Cloud gross margin – SaaS/PaaS[1] (in %)	Intelligent Spend	78.8		79.4		79.4	79.2		79.3	−0.4pp	0.0pp	0.1pp
	Other	67.0		70.6		70.6	64.3		69.8	2.7pp	0.8pp	0.7pp
	Total	71.0		73.6		73.6	70.1		73.5	0.9pp	0.1pp	0.1pp
Cloud gross margin – IaaS[2] (in %)		33.9		35.0		34.4	32.7		33.5	1.2pp	1.5pp	0.9pp
Cloud gross margin (in %)		**67.3**		**69.8**		**69.7**	**66.2**		**69.4**	**1.1pp**	**0.4pp**	**0.3pp**

[1] Software as a Service/Platform as a Service

[2] Infrastructure as a Service

[3] Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

11

SAP Half-Year Report 2021

Segment Information

At the end of the first half of 2021, SAP had five operating segments: the Applications, Technology & Support segment, the Qualtrics segment, the Services segment, the Emarsys segment, and the Business Process Intelligence segment. Due to their size, however, Emarsys and Business Process Intelligence are non-reportable segments.

For more information about our segment reporting and the changes in the composition of our segments in the first half of 2021, see the Notes to the Consolidated Half-Year Financial Statements, *Notes (C.1)* and *(C.2)*.

Applications, Technology & Support

€ millions, unless otherwise stated (non-IFRS)	**Q1–Q2 2021**		Q1–Q2 2020	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud revenue	4,024	4,247	3,802	6	12
Cloud gross margin (in %)	68.9	68.8	69.1	–0.2pp	–0.3pp
Segment revenue	10,933	11,429	10,993	–1	4
Segment gross margin (in %)	79.2	79.1	79.4	–0.1pp	–0.2pp
Segment profit (loss)	4,357	4,566	4,287	2	7
Segment margin (in %)	39.9	40.0	39.0	0.9pp	1.0pp

In the first half of 2021, the Applications, Technology & Support segment increased its cloud revenue by 6% (12% at constant currencies). However, the cloud gross margin slightly decreased by 0.2pp (0.3pp at constant currencies). Software support revenue remained flat at constant currencies, whereas software licenses revenue decreased by 7% (4% at constant currencies) to €1,132 million. Consequently, the Applications, Technology & Support segment achieved a total software licenses and support revenue of €6,755 million, declining 4% (flat at constant currencies). While total segment revenue slightly decreased by 1% (4% increase at constant currencies) to €10,933 million, total segment expenses declined by 2% to €6,576 million, leading to an increase in the segment margin of 0.9pp (1.0pp at constant currencies) to 39.9%. Overall, the revenue share of more predictable revenue streams in this segment increased 0.7pp from 87.6% in the first half of 2020 to 88.2% in the first half of 2021.

Qualtrics

€ millions, unless otherwise stated (non-IFRS)	**Q1–Q2 2021**		Q1–Q2 2020	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud revenue	333	364	250	33	45
Cloud gross margin (in %)	92.3	92.4	90.9	1.4pp	1.5pp
Segment revenue	413	450	329	25	37
Segment gross margin (in %)	79.9	80.2	77.0	2.9pp	3.2pp
Segment profit (loss)	26	24	–14	<–100	<–100
Segment margin (in %)	6.3	5.4	–4.3	10.5pp	9.7pp

The Qualtrics segment, which comprises SAP's experience management solutions, closed the first half of 2021 with strong growth in total segment revenue of 25% (37% at constant currencies). The positive development was mainly influenced by the strong cloud revenue growth of 33% (45% at constant currencies) to €333 million. The cloud gross margin increased by 1.4pp (1.5pp at constant currencies) to 92.3%.

Overall, the segment profit was €26 million in the first half of 2021 strongly accelerating compared to the same period in 2020 (2020: –€14 million). This resulted in a strong segment margin increase of 10.5pp (9.7pp at constant currencies) to 6.3%. The revenue share of more predictable revenue streams in this segment increased 4.7pp from 76.0% in the first half of 2020 to 80.8% in the first half of 2021.

12 SAP Half-Year Report 2021

Services

€ millions, unless otherwise stated (non-IFRS)	Q1–Q2 2021		Q1–Q2 2020	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Services revenue	1,595	1,669	1,760	–9	–5
Services gross margin (in %)	36.8	37.1	32.9	3.9pp	4.1pp
Segment revenue	1,596	1,669	1,762	–9	–5
Segment gross margin (in %)	33.5	33.8	29.9	3.7pp	3.9pp
Segment profit (loss)	351	373	298	18	25
Segment margin (in %)	22.0	22.3	16.9	5.1pp	5.4pp

The Services segment comprising major parts of SAP's services business, recorded services revenue of €1,595 million, representing a decline of 9% (5% at constant currencies). The respective cost of services, however, decreased at a higher rate during the same period by 15% (11% at constant currencies), leading to a 3.9pp increase in the services gross margin (4.1pp at constant currencies). This margin improvement was primarily attributable to the higher remote delivery share of the consulting services. Overall, the segment profit and the segment margin benefitted from this development as well.

13

SAP Half-Year Report 2021

Finances and Assets (IFRS)

Cash Flow

€ millions	Q1–Q2 2021	Q1–Q2 2020	Δ
Net cash flows from operating activities	3,771	3,772	0%
Capital expenditure	–344	–497	–31%
Payments of lease liabilities	–176	–156	+13%
Free cash flow	**3,251**	**3,119**	**+4%**
Free cash flow (as a percentage of total revenue)	25	24	+1pp
Free cash flow (as a percentage of profit after tax)	129	184	–55pp

The stable operating cash flow was influenced by lower share-based payments (€171 million decrease year over year) and lower restructuring payments (€151 million decrease year over year), compensated by higher payments for income taxes (€763 million increase year over year).

Group Liquidity



€ millions
–6,503
+3,771
–344
–176
–992
–2,182
+1,847
+12
–4,568
Free Cash Flow +3,251
Net Debt 12/31/2020
Operating Cash Flow
Capital Expen-diture
Lease Payments
Business Combi-nations
Dividends
Proceeds from IPO
Other
Net Debt 6/30/2021
PY: –8,286
+3,772
–497
–156
–47
–1,864
0
–377
–7,454

Liquidity and Financial Position

€ millions	6/30/2021	12/31/2020	Δ
Financial debt	**13,116**	**13,283**	**–167**
Cash and cash equivalents	7,764	5,311	+2,453
Current time deposits and debt securities	784	1,470	–686
Group liquidity	**8,548**	**6,781**	**+1,768**
Net debt	**4,568**	**6,503**	**–1,935**
Goodwill	29,049	27,560	+1,488
Total assets	63,095	58,472	+4,623
Total equity	34,122	29,928	+4,194
Equity ratio (total equity as a percentage of total assets)	**54**	**51**	**+3pp**

In March 2021, SAP drew two short-term bank loans of €950 million and €500 million with tenors of one year. The loans can be repaid flexibly over time and bear interest at the Euribor reference rate plus 0.08% and 0.05%, respectively. In the same month, we repaid €500 million in Eurobonds. In June 2021, we repaid the outstanding €1,250 million of a term loan drawn in 2019 for the acquisition of Qualtrics. As at June 30, 2021, we had issued €1,080 million under our Commercial Paper (CP) program with short-term maturities.

14 SAP Half-Year Report 2021

Competitive Intangibles

The resources that are the basis for our current as well as future success do not appear in the Consolidated Statements of Financial Position. This is apparent from a comparison of the market capitalization of SAP SE with the carrying amount of our equity. With a market capitalization of €146.0 billion at the end of the first half of 2021, the market capitalization of our equity (based on all outstanding shares) is more than four times higher than its carrying amount.

Some of the most important competitive intangibles that influence our market value include: customer capital, our employees and their knowledge and skills, our ecosystem of partners, software we developed ourselves, our ability to innovate, the brands we have built up – in particular, the SAP brand itself – and our organization.

SAP was recognized as the world's 26th most valuable brand in the 2021 BrandZ Global Top 100 Most Valuable Global Brands ranking (2020: 17). The ranking estimates SAP's brand value at US$69 billion (2020: US$58 billion).

Risk Management and Risks

We have comprehensive risk-management structures in place that are intended to enable us to recognize and analyze risks early and to take the appropriate action as well as to mitigate any risks that materialize as presented in the *Risk Management and Risks* chapter in our Integrated Report 2020 and our Annual Report on Form 20-F for 2020. For changes in our Litigation, Claims, and Legal Contingencies since our last Integrated Report, see the Notes to the Consolidated Half-Year Financial Statements, *Note (G.1)*. We have determined that we do not have any material changes to our assessment of the risk factors since the release of the Integrated Report 2020 and Annual Report on Form 20-F for 2020. We do not believe the risks we have identified jeopardize our ability to continue as a going concern.

Expected Developments and Opportunities

Future Trends in the Global Economy

The potential course of the pandemic continues to shape the near-term outlook for the global economy, projects the European Central Bank (ECB) in its current Economic Bulletin.[1] In advanced economies, the swift roll-out of vaccinations holds the promise that the pandemic can be contained, economies can gradually re-open, and then recover rather quickly. This contrasts with the pandemic situation in some of the large emerging market economies, where economic activity could weaken further.

In the EMEA region, the ECB expects economic activity in the euro area to accelerate in the second half of this year as further containment measures are lifted. A pick-up in consumer spending, strong global demand, and accommodative fiscal and monetary policies will lend crucial support to the recovery. Corporate investment could rebound strongly as well for the remainder of the year. Real GDP in the euro area will exceed its pre-crisis level as of the first quarter of 2022, projects the ECB. In central and eastern Europe, economic activity might gradually regain momentum. In Russia, stronger demand for oil, together with a rebound in consumption and investment, will probably support activity over the projection horizon.

As for the Americas region, the ECB projects the large fiscal stimulus in the United States to strengthen the US recovery further, with some positive global spillovers. In Brazil, stronger foreign demand and private consumption could drive economic activity.

Regarding the APJ region, the ECB expects recovery in Japan to resume more firmly later in the year. Stronger domestic demand following an easing of containment measures, as well as continued fiscal support and rebounding external demand should support the gradual but steady recovery. In China, economic activity will likely continue to grow at a steady pace over the projection horizon. Private consumption might become the main driver of Chinese economic activity might become.

With regard to growth rates, the International Monetary Fund (IMF) projects the following economic trends for the mid-term horizon until the end of 2022:

Economic Trends – GDP Growth Year-Over-Year

%	2020	2021e	2022p
World	**–3.3**	**6.0**	**4.4**
Advanced Economies	–4.7	5.1	3.6
Emerging Market and Developing Economies	–2.2	6.7	5.0
Regions			
Euro Area	–6.6	4.4	3.8
Germany	–4.9	3.6	3.4
Emerging and Developing Europe	–2.0	4.4	3.9
Middle East and Central Asia	–2.9	3.7	3.8
Sub-Saharan Africa	–1.9	3.4	4.0
United States	–3.5	6.4	3.5
Canada	–5.4	5.0	4.7
Latin America and the Caribbean	–7.0	4.6	3.1
Japan	–4.8	3.3	2.5
Emerging and Developing Asia	–1.0	8.6	6.0
China	2.3	8.4	5.6

e = estimate, p = projection

Source: International Monetary Fund (IMF), World Economic Outlook April 2021, Managing Divergent Recoveries (https://www.imf.org/-/media/Files/Publications/WEO/2021/April/English/text.ashx), p. 8.

SAP Half-Year Report 2021 15

The IT Market: Outlook for 2021 and Beyond

With their COVID-19 takeaways, organizations will further invest in their digital resiliency and accelerate their efforts to adapt their existing business models into more digital and integrated businesses, says IDC.[2] However, we anticipate that organizations will invest in digital capabilities not only to adapt to a crisis, but also to capitalize on changed conditions.

According to IDC, the future enterprise will work in an ecosystem of vendors, customers, and partners with these roles becoming fluid.[3] Future digital transformation will therefore require an ecosystem of partners that are reliable and provide differentiation.[4] Over 55% of enterprises could thus have introduced cloud-centric collaboration tools by the end of 2021, says IDC.[5]

Future software architectures might also drive automation by embedding AI capabilities.[6] IDC predicts, for example, that by 2023, 65% of organizations will invest in highly configurable AI-infused enterprise resource-planning applications to achieve greater autonomy in business operations.[7]

However, as many enterprises incurred technical debt during the pandemic, they should also require remediation work to streamline and fortify their technology stack.[7] Enterprises will modernize over half of their existing applications by 2022, expects IDC, and mostly use turnkey cloud-native services.[5]

Overall, IDC predicts that the enterprise application market might grow from $224 billion in 2019 to $265.7 billion in 2024.[7]

Sources:

[1] European Central Bank, Economic Bulletin, Issue 4/2021, Publication Date: June 24, 2021 (https://www.ecb.europa.eu/pub/pdf/ecbu/eb202104.en.pdf)

[2] IDC Perspective: A Digital Resiliency Framework for the Future Enterprise, Doc #US47483421, February 2021

[3] IDC Market Perspective: The Transformation of Enterprise Software: The 4Ps – Past, Present, and Future, Doc #EUR147592221, April 2021

[4] IDC Market Perspective: Enterprise Application Vendors Need an Ecosystem of Partners, Doc US47498021, March 2021

[5] IDC FutureScape: Worldwide Cloud 2021 Predictions, Doc US46420120, December 2020

[6] IDC Market Perspective: The 4P Transformation of Enterprise Software: Spotlight on Enterprise Applications, Doc US47835021, June 2021

[7] IDC Market Perspective: 2021: Enterprise Application Spending Heats Up, Doc US47086520, December 2020

Impact on SAP

SAP plays a pivotal role in our customers' digital transformation. The ongoing macroeconomic uncertainties due to the pandemic are prompting many customers to reinvent how their businesses run and become more resilient and agile intelligent enterprises.

RISE with SAP is the perfect offering for our customers to transform their businesses, rethink their processes, adapt to the more digital and thus agile environment, and to accelerate their transition to the cloud. In addition, the move to the cloud enables businesses to adopt new technologies and innovations more quickly which will ultimately help our customers become more successful and competitive as well as weather any future crisis.

Our broad solution portfolio, including our modular cloud ERP suite, our leading SAP Business Technology Platform, our industry cloud, SAP Business Network, and our new sustainability portfolio, creates unparalleled value not only for our customers but for our entire ecosystem. This way, SAP ensures it remains at the forefront of recent market developments, thereby expanding its 2025 total addressable market by US$150 billionto US$600 billion, and thus emerging even stronger from the crisis.

Financial Targets and Prospects

Revenue and Operating Profit Targets and Prospects (Non-IFRS)

SAP is raising its full-year 2021 outlook, reflecting the strong business performance which is expected to accelerate cloud revenue growth. The Company continues to expect a software licenses revenue decline for the full year as more customers turn to the RISE with SAP subscription offering for their mission-critical core processes. This outlook also continues to assume the COVID-19 pandemic will begin to recede as vaccine programs roll out globally, leading to further improvements in global demand in the second half of 2021.

SAP now expects:

- €9.3 billion to €9.5 billion in cloud revenue at constant currencies (2020: €8.09 billion), up 15% to 18% at constant currencies. The previous range was €9.2 billion to– €9.5 billion at constant currencies.
- €23.6 billion to €24.0 billion in cloud and software revenue at constant currencies (2020: €23.23 billion), up 2% to 3% at constant currencies. The previous range was €23.4 billion to €23.8 billion at constant currencies.
- €7.95 billion to €8.25 billion in operating profit at constant currencies (2020: €8.28 billion), flat to down 4% at constant currencies. The previous range was €7.8 billion to €8.2 billion at constant currencies.

SAP continues to expect the share of more predictable revenue (defined as the total of cloud revenue and software support revenue) to reach approximately 75% (2020: 72%).

SAP expects SAP S/4HANA cloud revenue growth to significantly accelerate in the second half of 2021. SAP's services revenue was down double digits in the first half year 2021 but is expected to improve over the remainder of the year.

While SAP's full year 2021 business outlook is at constant currencies, actual-currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. For the third quarter and full year 2021 expected currency impacts, see the table below.

Expected Currency Impact Based on June 2021 Level for the Rest of the Year

In percentage points	Q3	FY
Cloud	–3pp to –1pp	–5pp to –3pp
Cloud and software	–2pp to 0pp	–4pp to –2pp
Operating profit	–3pp to –1pp	–4pp to –2pp

We continuously strive for profit expansion in all of our operating segments.

The following table shows the estimates of the items that represent the differences between our IFRS financial measures and our non-IFRS financial measures.

16 SAP Half-Year Report 2021

Non-IFRS Measures

€ millions	Estimated Amounts for Full Year 2021	**Q1–Q2 2021**	Q1–Q2 2020
Revenue adjustments	NA	0	2
Acquisition-related charges	540–640	296	325
Share-based payment expenses	2,300–2,800	1,256	612
Restructuring	150–200	164	13

SAP now expects a full-year 2021 effective tax rate (IFRS) of 21.5% to 23.0% (previous outlook: 26.0% to 27.0%) and an effective tax rate (non-IFRS) of 20.0% to 21.5% (previous outlook: 22.5% to 23.5%). The decrease in comparison to the previous outlook mainly results from changes in tax exempt income.

Medium-Term Prospects

Our medium-term prospects remain unchanged: we continue to expect our cloud revenue to exceed €22 billion by 2025. This growth is expected to be driven particularly by our SaaS/PaaS cloud business whereas the share of our IaaS business is expected to decline by 2025. For a detailed description, see our *Integrated Report 2020*.

Goals for Liquidity, Finance, and Investments

On June 30, 2021, we had a net debt of €4.6 billion. We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our operating financing needs in the second half of 2021 as well, and, together with expected cash flows from operations, will support debt repayments and our currently planned capital expenditure requirements over the near and medium term.

In 2021 and compared to 2020, we expect lower cash outflows for restructuring and share-based compensation (reduction by approximately €200 million, each), while tax payments are expected to increase by approximately €800 million to €1.0 billion.

Taking these effects and moderately lower profit as well as adverse foreign exchange impacts into consideration, we did not change our operating cashflow and free cash flow expectations compared to what we disclosed in our *Integrated Report 2020*.

In addition to the full repayment of the €1.25 billion Qualtrics-related acquisition term loan in the second quarter of 2021, we intend to partially or fully repay bilateral term loans with a total volume of €1.45 billion in the second half of 2021.

As at June 30, 2021, scheduled debt repayments of around €4.5 billion until the end of 2023 are pending.

The ratio of net debt as at December 31, 2021, of around €3.3 billion divided by the total of operating profit (IFRS) plus depreciation and amortization is expected at around 0.5.

Our planned investment expenditures for 2021 and 2022, other than from business combinations, consist primarily of the purchase of IT infrastructure (data centers, etc.) and the construction of new buildings. Primarly driven by lower investment expenditures for IT infrastructure, we now expect to remain slightly below the planned investment expenditures of approximately €950 million for 2021, as disclosed in our Integrated Report 2020. In 2022, capital expenditures are expected to stay at a similar level as in 2021.

Non-Financial Goals 2021 and Ambitions for 2025

In addition to our financial goals, we also focus on three non-financial targets: customer loyalty, employee engagement, and carbon emissions.

As a result of the ongoing COVID-19 pandemic, as well as the introduction of a more flexible working model at SAP, the level of remote work will be higher than previously anticipated. As a consequence, SAP is lowering its 2021 carbon emissions outlook. It now expects carbon emissions in a range of 90 kt to 110 kt, assuming the high level of remote work continues. Previously, SAP expected 145 kt (2020: 135 kt).

The outlook for customer loyalty and employee engagement remains unchanged compared to what we disclosed in our Integrated Report 2020.

For a detailed description of our non-financial goals for 2021 and ambitions for 2025, see our *Integrated Report 2020*.

Premises on Which Our Outlook and Prospects Are Based

In preparing our outlook and prospects, we have taken into account all events known to us at the time we prepared this report that could influence SAP's business going forward.

Opportunities

We have comprehensive opportunity-management structures in place that are intended to enable us to recognize and analyze opportunities early and to take the appropriate action. Despite the ongoing COVID-19 pandemic, the opportunities remain largely unchanged compared to what we disclosed in our *Integrated Report 2020*.

SAP Half-Year Report 2021 17

18 SAP Half-Year Report 2021 Consolidated Half-Year Financial Statements – IFRS Primary Half-Year Financial Statements 19–23 Notes to the Half-Year Financial Statements 24 (IN.1) Basis for Preparation............................................................................................................................................................................ 24 (IN.2) Impact of COVID-19 Pandemic ........................................................................................................................................................... 24 Section A – Customers 25 (A.1) Revenue .................................................................................................................................................................................................. 25 (A.2) Trade and Other Receivables ............................................................................................................................................................... 25 Section B – Employees 26 (B.1) Employee Headcount ............................................................................................................................................................................ 26 (B.2) Employee Benefits Expenses ............................................................................................................................................................... 26 (B.3) Share-Based Payments ........................................................................................................................................................................ 26 (B.4) Restructuring..........................................................................................................................................................................................27 Section C – Financial Results 28 (C.1) Results of Segments.............................................................................................................................................................................. 28 (C.2) Reconciliation of Segment Measures to Income Statement .............................................................................................................. 31 (C.3) Financial Income, Net ........................................................................................................................................................................... 32 (C.4) Income Taxes ........................................................................................................................................................................................ 32 Section D – Invested Capital 33 (D.1) Business Combinations and Divestitures ............................................................................................................................................ 33 (D.2) Goodwill ................................................................................................................................................................................................. 34 (D.3) Property, Plant, and Equipment ........................................................................................................................................................... 34 Section E – Capital Structure, Financing, and Liquidity 35 (E.1) Total Equity ............................................................................................................................................................................................. 35 (E.2) Liquidity .................................................................................................................................................................................................. 36 Section F – Management of Financial Risk Factors 37 (F.1) Financial Risk Factors, Financial Risk Management, and Fair Value Disclosures on Financial Instruments ....................................37 Section G – Other Disclosures 38 (G.1) Litigation, Claims, and Legal Contingencies ........................................................................................................................................ 38 (G.2) Related Party Transactions .................................................................................................................................................................. 38 (G.3) Events After the Reporting Period ....................................................................................................................................................... 39 (G.4) Scope of Consolidation ......................................................................................................................................................................... 39

Consolidated Income Statement of SAP Group (IFRS) – Half Year

€ millions, unless otherwise stated		Q1–Q2 2021	Q1–Q2 2020	Δ in %
Cloud		4,421	4,055	9
Software licenses		1,133	1,224	–7
Software support		5,624	5,826	–3
Software licenses and support		6,757	7,051	–4
Cloud and software		**11,178**	**11,106**	**1**
Services		**1,839**	**2,159**	**–15**
Total revenue	(A.1), (C.2)	**13,017**	**13,264**	**–2**
Cost of cloud		–1,444	–1,370	5
Cost of software licenses and support		–939	–998	–6
Cost of cloud and software		–2,383	–2,368	1
Cost of services		–1,447	–1,725	–16
Total cost of revenue		**–3,830**	**–4,094**	**–6**
Gross profit		**9,187**	**9,171**	**0**
Research and development		–2,478	–2,210	12
Sales and marketing		–3,491	–3,684	–5
General and administration		–1,098	–729	51
Restructuring	(B.4)	–164	–13	>100
Other operating income/expense, net		–12	–41	–71
Total operating expenses		**–11,073**	**–10,770**	**3**
Operating profit (loss)		**1,944**	**2,494**	**–22**
Other non-operating income/expense, net		**29**	**–103**	**<-100**
Finance income		1,549	406	>100
Finance costs		–381	–354	8
Financial income, net	(C.3)	**1,168**	**53**	**>100**
Profit (loss) before tax	(C.2)	**3,141**	**2,444**	**29**
Income tax expense		–622	–747	–17
Profit (loss) after tax		**2,519**	**1,697**	**48**
Attributable to owners of parent		2,396	1,681	43
Attributable to non-controlling interests		123	16	>100
Earnings per share, basic (in €)[1]		**2.03**	**1.42**	**43**
Earnings per share, diluted (in €)[1]		**2.03**	**1.42**	**43**

[1] For the six months ended June 30, 2021 and 2020, the weighted average number of shares was 1,180 million (diluted: 1,180 million) and 1,185 million (diluted: 1,185 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Half-Year Report 2021 19

20 SAP Half-Year Report 2021 Consolidated Statements of Comprehensive Income of SAP Group (IFRS) – Half Year € millions Q1–Q2 2021 Q1–Q2 2020 Profit after tax 2,519 1,697 Items that will not be reclassified to profit or loss Remeasurements on defined benefit pension plans, before tax 17 4 Income taxes relating to remeasurements on defined benefit pension plans –3 –1 Remeasurements on defined benefit pension plans, net of tax 13 4 Other comprehensive income for items that will not be reclassified to profit or loss, net of tax 13 4 Items that will be reclassified subsequently to profit or loss Gains (losses) on exchange differences on translation, before tax 1,043 –28 Reclassification adjustments on exchange differences on translation, before tax 17 0 Exchange differences, before tax 1,061 –28 Income taxes relating to exchange differences on translation –8 –1 Exchange differences, net of tax 1,053 –30 Gains (losses) on cash flow hedges/cost of hedging, before tax 2 10 Reclassification adjustments on cash flow hedges/cost of hedging, before tax –6 3 Cash flow hedges/cost of hedging, before tax –4 13 Income taxes relating to cash flow hedges/cost of hedging 1 –3 Cash flow hedges/cost of hedging, net of tax –4 9 Other comprehensive income for items that will be reclassified to profit or loss, net of tax 1,049 –20 Other comprehensive income, net of tax 1,063 –17 Total comprehensive income 3,581 1,680 Attributable to owners of parent 3,496 1,664 Attributable to non-controlling interests 85 16 Due to rounding, numbers may not add up precisely.

SAP Half-Year Report 2021 21 Consolidated Statement of Financial Position of SAP Group (IFRS) as at 6/30/2021 and 12/31/2020 € millions 2021 2020 Cash and cash equivalents 7,764 5,311 Other financial assets 879 1,635 Trade and other receivables 5,617 6,593 Other non-financial assets (A.2) 1,571 1,321 Tax assets 670 210 Total current assets 16,502 15,069 Goodwill (D.2) 29,049 27,560 Intangible assets 3,928 3,784 Property, plant, and equipment (D.3) 4,827 5,041 Other financial assets 4,945 3,512 Trade and other receivables 107 137 Other non-financial assets (A.2) 2,117 1,926 Tax assets 292 271 Deferred tax assets 1,327 1,173 Total non-current assets 46,593 43,402 Total assets 63,095 58,472 € millions 2021 2020 Trade and other payables 1,076 1,213 Tax liabilities 315 414 Financial liabilities (E.2) 4,262 2,348 Other non-financial liabilities 3,448 4,643 Provisions (B.4) 86 73 Contract liabilities 6,175 4,150 Total current liabilities 15,362 12,842 Trade and other payables 115 98 Tax liabilities 766 667 Financial liabilities (E.2) 11,372 13,605 Other non-financial liabilities 675 770 Provisions 388 368 Deferred tax liabilities 257 158 Contract liabilities 38 36 Total non-current liabilities 13,611 15,702 Total liabilities 28,973 28,544 Issued capital 1,229 1,229 Share premium 1,287 545 Retained earnings 33,111 32,026 Other components of equity 76 –1,011 Treasury shares –3,072 –3,072 Equity attributable to owners of parent 32,630 29,717 Non-controlling interests 1,492 211 Total equity (E.1) 34,122 29,928 Total equity and liabilities 63,095 58,472 Due to rounding, numbers may not add up precisely.

Consolidated Statements of Changes in Equity of SAP Group (IFRS)

€ millions	Equity Attributable to Owners of Parent						Non-Controlling Interests	Total Equity
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity	Treasury Shares	Total		
12/31/2019	**1,229**	**545**	**28,783**	**1,770**	**–1,580**	**30,746**	**76**	**30,822**
Profit after tax			1,681			1,681	16	1,697
Other comprehensive income			4	–20		–17		–17
Comprehensive income			**1,684**	**–20**		**1,664**	**16**	**1,680**
Share-based payments		3				3		3
Dividends			–1,864			–1,864	–2	–1,866
Purchase of treasury shares					–1,492	–1,492		–1,492
Hyperinflation			–5			–5		–5
Changes in non-controlling interests			–69			–69		–69
Other changes			–1			–1	–1	–2
6/30/2020	**1,229**	**548**	**28,529**	**1,749**	**–3,072**	**28,982**	**89**	**29,072**
12/31/2020	**1,229**	**545**	**32,026**	**–1,011**	**–3,072**	**29,717**	**211**	**29,928**
Profit after tax			2,396			2,396	123	2,519
Other comprehensive income			13	1,087		1,100	–38	1,063
Comprehensive income			**2,409**	**1,087**		**3,496**	**85**	**3,581**
Share-based payments		741				741	143	884
Dividends			–2,182			–2,182	–16	–2,198
Transactions with non-controlling interests			888			888	1,059	1,947
Other changes			–30			–30	9	–20
6/30/2021	**1,229**	**1,287**	**33,111**	**76**	**–3,072**	**32,630**	**1,492**	**34,122**

Due to rounding, numbers may not add up precisely.

22 SAP Half-Year Report 2021

SAP Half-Year Report 2021 23 Consolidated Statement of Cash Flows of SAP Group (IFRS) € millions Q1–Q2 2021 Q1–Q2 2020 Profit (loss) after tax 2,519 1,697 Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities: Depreciation and amortization 871 925 Share-based payment expense 1,256 612 Income tax expense 622 747 Financial income, net –1,168 –53 Decrease/increase in allowances on trade receivables –11 47 Other adjustments for non-cash items 110 –3 Decrease/increase in trade and other receivables 1,074 1,132 Decrease/increase in other assets –229 –404 Increase/decrease in trade payables, provisions, and other liabilities –1,024 –977 Increase/decrease in contract liabilities 1,888 1,578 Share-based payments –779 –949 Interest paid –125 –176 Interest received 21 87 Income taxes paid, net of refunds –1,254 –491 Net cash flows from operating activities 3,771 3,772 Business combinations, net of cash and cash equivalents acquired –995 –47 Purchase of intangible assets or property, plant, and equipment –344 –497 Proceeds from sales of intangible assets or property, plant, and equipment 40 39 Purchase of equity or debt instruments of other entities –754 –1,390 Proceeds from sales of equity or debt instruments of other entities 1,325 248 Net cash flows from investing activities –728 –1,647 Dividends paid –2,182 –1,864 Dividends paid on non-controlling interests –16 –2 Purchase of treasury shares 0 –442 Proceeds from changes in ownership interests in subsidiaries that do not result in the loss of control 1,847 0 Proceeds from borrowings 1,600 2,015 Repayments of borrowings –1,802 –832 Payments of lease liabilities –176 –156 Net cash flows from financing activities –729 –1,281 Effect of foreign currency rates on cash and cash equivalents 139 46 Net decrease/increase in cash and cash equivalents 2,453 890 Cash and cash equivalents at the beginning of the period 5,311 5,314 Cash and cash equivalents at the end of the period 7,764 6,205 Due to rounding, numbers may not add up precisely.

24 SAP Half-Year Report 2021 Notes to the Consolidated Half-Year Financial Statements (IN.1) Basis for Preparation General Information About Consolidated Half- Year Financial Statements The registered seat of SAP SE is in Walldorf, Germany (Commercial Register of the Lower Court of Mannheim HRB 719915). The accompanying condensed Consolidated Half-Year Financial Statements of SAP SE and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with the International Financial Reporting Standards (IFRS) and in particular in compliance with International Accounting Standard (IAS) 34. In this context, IFRS includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the IFRS Interpretations Committee (IFRS IC). The variances between the applicable IFRS standards as issued by the IASB and the standards as used by the European Union are not relevant to these financial statements. Certain information and disclosures normally included in the notes to annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information gives a true and fair view. Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Interim results are therefore not necessarily indicative of results for a full year. Amounts reported in previous years have been reclassified if appropriate to conform to the presentation in this half-year report. These unaudited condensed Consolidated Half-Year Financial Statements should be read in conjunction with SAP’s audited Consolidated IFRS Financial Statements for the Year Ended December 31, 2020, included in our Integrated Report 2020 and our Annual Report on Form 20-F for 2020. Due to rounding, numbers presented throughout these Consolidated Half-Year Financial Statements may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures. Amounts disclosed in our Consolidated Half-Year Financial Statements that are taken directly from our Consolidated Income Statements or our Consolidated Statements of Financial Position are marked by the symbols and , respectively. Accounting Policies, Management Judgments, and Sources of Estimation Uncertainty How We Present Our Accounting Policies, Judgments, and Estimates To ease the understanding of our financial statements, we present the accounting policies, judgments, and estimates on a given subject together with other disclosures related to the same subject in the Note that deals with this subject and highlighted this disclosure with a light gray box and the symbol . We describe, however, only material changes of our accounting policies, judgments, and estimates in relation to our Consolidated Financial Statements for 2020. The following table provides an overview of where our accounting policies, management judgments, and estimates are disclosed: Note Accounting Policies, Judgments, and Estimates (IN.2) Impact of COVID-19 Pandemic (C.1) Results of Segments (IN.2) Impact of COVID-19 Pandemic Management Judgments and Estimates Due to the COVID-19 Pandemic Management judgments and estimates can affect the amounts and reporting of assets and liabilities as at the reporting date, and the amounts of income and expense reported for the period. Due to the currently unforeseeable global consequences of the COVID-19 pandemic, these management judgments and estimates are subject to increased uncertainty. Actual amounts may differ from the management judgments and estimates; changes can have a material impact on the Interim Consolidated Financial Statements. All available information on the expected economic developments and country-specific governmental mitigation measures was included when updating the management judgments and estimates. This information was also included in the analysis of the recoverability and collectability of assets and receivables. As the pandemic continues to evolve, it is difficult to predict its duration and the magnitude of its impact on assets, liabilities, results of operations, and cash flows. We based financial-statement- related estimates and assumptions on existing knowledge and best information available, and applied a scenario that assumes the COVID-19 pandemic will begin to recede as vaccine programs roll out globally, leading to further improvements in global demand in the second half of 2021. For more information about the impact of the COVID-19 pandemic on our business, see the Financial Performance: Review and Analysis section in this consolidated half-year management report. For more information about the impact on goodwill, see Note (D.2). Further possible future effects on the measurement of individual assets and liabilities are continuously being analyzed.

Section A – Customers

This section discusses disclosures related to contracts with our customers. These consist of revenue breakdowns and information about our trade receivables. For more information, see our Consolidated Financial Statements for 2020, *Section A – Customers*.

(A.1) Revenue

Geographic Information

The amounts for revenue by region in the following tables are based on the location of customers.

Cloud Revenue by Region

€ millions	Q1–Q2 2021	Q1–Q2 2020
EMEA	1,547	1,277
Americas	2,291	2,275
APJ	582	502
SAP Group	**4,421**	**4,055**

Cloud and Software Revenue by Region

€ millions	Q1–Q2 2021	Q1–Q2 2020
EMEA	5,050	4,840
Americas	4,336	4,545
APJ	1,792	1,720
SAP Group	**11,178**	**11,106**

Total Revenue by Region

€ millions	Q1–Q2 2021	Q1–Q2 2020
Germany	1,957	1,846
Rest of EMEA	3,898	3,862
EMEA	**5,855**	**5,708**
United States	4,166	4,577
Rest of Americas	974	983
Americas	**5,140**	**5,560**
Japan	628	641
Rest of APJ	1,394	1,356
APJ	**2,022**	**1,997**
SAP Group	**13,017**	**13,264**

For information about the breakdown of revenue by segment and segment revenue by region, see *Note (C.1)*. For more information about our revenue accounting policies, see our Consolidated Financial Statements for 2020, *Note (A.1)*.

(A.2) Trade and Other Receivables

€ millions			**6/30/2021**
	Current	Non-Current	Total
Trade receivables, net	5,289	12	5,301
Other receivables	328	95	423
Total	**5,617**	**107**	**5,724**

€ millions			12/31/2020
	Current	Non-Current	Total
Trade receivables, net	6,199	33	6,232
Other receivables	395	103	498
Total	**6,593**	**137**	**6,730**

SAP Half-Year Report 2021 25

Section B – Employees

This section provides financial insights into our employee benefit arrangements. It should be read in conjunction with the compensation disclosures for key management personnel in *Note (G.5)* in our Consolidated Financial Statements for 2020, as well as SAP's *Compensation Report*. For more information, see our Consolidated Financial Statements for 2020, *Section B – Employees*.

(B.1) Employee Headcount

On June 30, 2021, the breakdown of our full-time equivalent employee numbers by function and by region was as shown in the table below. The increase in headcount in the SAP Group to 103,876 employees was mainly due to organic growth of full-time equivalents, especially in research and development.

Number of Employees (in Full-Time Equivalents)

Full-time equivalents				6/30/2021				6/30/2020
	EMEA	**Americas**	**APJ**	**Total**	EMEA	Americas	APJ	Total
Cloud and software	5,859	4,456	5,029	15,345	6,354	4,638	5,461	16,454
Services	8,264	5,627	6,102	19,993	8,278	6,067	5,992	20,337
Research and development	14,489	6,162	10,021	30,672	12,941	5,942	9,330	28,214
Sales and marketing	10,607	10,765	4,991	26,363	10,266	10,493	5,104	25,863
General and administration	3,452	2,184	1,187	6,823	3,208	2,215	1,233	6,656
Infrastructure	2,588	1,299	792	4,679	2,138	1,049	670	3,857
SAP Group (6/30)	**45,261**	**30,493**	**28,123**	**103,876**	**43,184**	**30,404**	**27,791**	**101,379**
Thereof acquisitions[1]	377	43	26	446	0	0	0	0
SAP Group (six months' end average)	**44,741**	**30,332**	**28,021**	**103,094**	**43,190**	**30,248**	**27,718**	**101,156**

[1] Acquisitions closed between January 1 and June 30 of the respective year

(B.2) Employee Benefits Expenses

€ millions	**Q1–Q2 2021**	Q1–Q2 2020
Salaries	5,150	5,225
Social security expenses	805	782
Share-based payment expenses	1,256	612
Pension expenses	231	220
Employee-related restructuring expenses	27	12
Termination benefits	38	46
Employee benefits expenses	**7,505**	**6,897**

(B.3) Share-Based Payments

The allocations of expenses for share-based payments to the various expense items are as follows:

Share-Based Payments

€ millions	**Q1–Q2 2021**	Q1–Q2 2020
Cost of cloud	28	22
Cost of software	34	31
Cost of services	129	94
Research and development	248	159
Sales and marketing	301	197
General and administration	516	110
Share-based payments	**1,256**	**612**

For more information about our share-based payments and a detailed description of our share-based payment plans, see the Notes to the Consolidated Financial Statements for 2020, *Note (B.3)*.

26 SAP Half-Year Report 2021

Restricted Stock Unit Plan Including Move SAP Plan and Grow SAP Plan (RSU Plan)

In the first half of 2021, we granted 11.2 million (first half of 2020: 8.3 million) share units. This includes 0.9 million share units which we granted in June 2021 (0.8 million in June 2020) under the Grow SAP Plan. This fixed-term plan has broadly the same terms and conditions as the Move SAP Plan, recognizes all employees' commitment to SAP's success, and deepens their participation in our future company performance. Furthermore, 0.4 million share units are included in there which we granted in March 2021 under the COVID-19 Recognition Plan to thank all employees for their commitment, dedication, and resilience. Except for a six-month vesting, this one-time plan has broadly the same terms and conditions as the Move SAP Plan.

Own SAP Plan (Own)

The number of shares purchased by our employees under this plan was 2.9 million in the first half of 2021 (first half of 2020: 2.7 million). The plan enables employees to purchase shares at preferred conditions and build value by becoming an SAP shareholder.

Qualtrics

In the first half of 2021, 67.1 million equity-settled Qualtrics RSU (Retention Share Units) awards were granted to encourage and enable Qualtrics executives and employees to acquire an ownership interest in Qualtrics.

Upon completion of a voluntary exchange offer for eligible Qualtrics employees in conjunction with the IPO on January 28, 2021, 5.4 million of Qualtrics rights and 1.3 million SAP RSU awards were exchanged into 12.8 million Qualtrics RSU awards. The terms and conditions of the voluntary exchange offer, including the exchange ratio, were designed to preserve the intrinsic value of the Qualtrics rights and SAP RSUs that were tendered. The modification date fair value of the Qualtrics RSU awards was US$30.00.

(B.4) Restructuring

€ millions	Q1–Q2 2021	Q1–Q2 2020
Employee-related restructuring expenses	–27	–12
Onerous contract-related restructuring expenses and restructuring-related impairment losses	–137	0
Restructuring expenses	**–164**	**–13**

To accelerate the modernization of our cloud infrastructure and to harmonize our platform structure, SAP launched a restructuring program in the Global Cloud Services area. The execution started in Q1 2021 and will continue until the end of 2022. Most of the restructuring expenses presented in the first half of 2021 were impairments of data centers and related assets.

If not presented separately, these restructuring expenses would break down in our income statements as follows:

Restructuring Expenses by Functional Area

€ millions	Q1–Q2 2021	Q1–Q2 2020
Cost of cloud	–130	0
Cost of software licenses and support	–4	–2
Cost of services	–15	–5
Research and development	–11	–5
Sales and marketing	–3	0
General and administration	–1	0
Restructuring expenses	**–164**	**–13**

SAP Half-Year Report 2021 27

28 SAP Half-Year Report 2021 Section C – Financial Results This section provides insight into the financial results of SAP's reportable segments and of SAP overall, as far as not already covered by previous sections. This includes segment results and income taxes. For more information, see our Consolidated Financial Statements for 2020, Section C – Financial Results. (C.1) Results of Segments General Information SAP has five operating segments that are regularly reviewed by our Executive Board, which is responsible for assessing the performance of our Company and for making resource allocation decisions as our Chief Operating Decision Maker (CODM). The operating segments are largely organized and managed separately according to their product and service offerings, notably whether the products and services relate to our services activities, experience management solutions, business process transformation offerings, or our customer experience portfolio of Emarsys, or cover other areas of our business. For more information about our segments, see the Notes to the Consolidated Financial Statements for 2020, Note (C.1). The following changes to the composition of our operating segments occurred in the first half of 2021: – To further strengthen our cloud offerings and to support the new cloud strategy, the former Concur segment comprising SAP’s travel management solutions was dissolved and mainly integrated into the Applications, Technology & Support segment and the Services segment. – The finance and legal functions of Qualtrics were reintegrated into the Qualtrics segment. – The acquisition of Signavio led to a new operating segment called Business Process Intelligence. Due to its size, however, Business Process Intelligence is not a reportable segment. The segment information for prior periods has been restated to conform with these changes to our reportable segments. Segment Reporting Policies In the first half of 2021, we applied the following change to our segment accounting policies: As the result of the change to our non-IFRS definition, we no longer adjust our IFRS revenue measures. For more information about this changed definition, see the Performance Management System section in this consolidated half-year management report. For a detailed overview of our segment accounting policies, judgments, and sources for management reporting, see the Notes to the Consolidated Financial Statements for 2020, Note (C.1).

SAP Half-Year Report 2021 29 Applications, Technology & Support € millions, unless otherwise stated (non-IFRS) Q1–Q2 2021 Q1–Q2 2020 Actual Currency Constant Currency Actual Currency Cloud 4,024 4,247 3,802 Software licenses 1,132 1,171 1,220 Software support 5,623 5,852 5,824 Software licenses and support 6,755 7,023 7,044 Cloud and software 10,779 11,270 10,846 Services 154 160 147 Total segment revenue 10,933 11,429 10,993 Cost of cloud –1,249 –1,324 –1,173 Cost of software licenses and support –819 –850 –887 Cost of cloud and software –2,069 –2,174 –2,060 Cost of services –203 –211 –208 Total cost of revenue –2,272 –2,385 –2,268 Segment gross profit 8,661 9,044 8,725 Other segment expenses –4,304 –4,478 –4,437 Segment profit (loss) 4,357 4,566 4,287 Qualtrics € millions, unless otherwise stated (non-IFRS) Q1–Q2 2021 Q1–Q2 2020 Actual Currency Constant Currency Actual Currency Cloud 333 364 250 Cloud and software 333 364 250 Services 79 87 79 Total segment revenue 413 450 329 Cost of cloud –26 –28 –23 Cost of software licenses and support 0 0 0 Cost of cloud and software –26 –28 –23 Cost of services –57 –61 –53 Total cost of revenue –83 –89 –76 Segment gross profit 330 361 253 Other segment expenses –304 –337 –267 Segment profit (loss) 26 24 –14

30 SAP Half-Year Report 2021 Services € millions, unless otherwise stated (non-IFRS) Q1–Q2 2021 Q1–Q2 2020 Actual Currency Constant Currency Actual Currency Cloud and software 0 0 2 Services 1,595 1,669 1,760 Total segment revenue 1,596 1,669 1,762 Cost of cloud –42 –44 –39 Cost of software licenses and support –10 –11 –16 Cost of cloud and software –53 –55 –56 Cost of services –1,008 –1,051 –1,180 Total cost of revenue –1,060 –1,106 –1,236 Segment gross profit 535 564 526 Other segment expenses –184 –191 –228 Segment profit (loss) 351 373 298

Segment Revenue by Region

€ millions	EMEA			Americas			APJ			Total Segment Revenue		
	Q1–Q2 2021		Q1–Q2 2020	Q1–Q2 2021		Q1–Q2 2020	Q1–Q2 2021		Q1–Q2 2020	Q1–Q2 2021		Q1–Q2 2020
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency
Applications, Technology & Support	5,029	5,091	4,857	4,128	4,489	4,408	1,776	1,850	1,728	10,933	11,429	10,993
Services	713	720	748	689	748	810	193	201	204	1,596	1,669	1,762
Qualtrics	65	70	47	313	342	256	35	38	26	413	450	329
Total reportable segments	**5,807**	**5,881**	**5,652**	**5,130**	**5,579**	**5,474**	**2,003**	**2,089**	**1,958**	**12,941**	**13,549**	**13,084**

For a breakdown of revenue by region for the SAP Group, see *Note (A.1)*.

(C.2) Reconciliation of Segment Measures to Income Statement

€ millions	Q1–Q2 2021		Q1–Q2 2020
	Actual Currency	Constant Currency	Actual Currency
Applications, Technology & Support	10,933	11,429	10,993
Services	1,596	1,669	1,762
Qualtrics	413	450	329
Total segment revenue for reportable segments	**12,941**	**13,549**	**13,084**
Other revenue	76	78	182
Adjustment for currency impact	0	–610	0
Adjustment of revenue under fair value accounting	0	0	–2
Total revenue	**13,017**	**13,017**	**13,264**
Applications, Technology & Support	4,357	4,566	4,287
Services	351	373	298
Qualtrics	26	24	–14
Total segment profit for reportable segments	**4,734**	**4,963**	**4,571**
Other revenue	76	78	182
Other expenses	–1,150	–1,187	–1,308
Adjustment for currency impact	0	6	0
Adjustment for			
Revenue under fair value accounting	0	0	–2
Acquisition-related charges	–296	–296	–325
Share-based payment expenses	–1,256	–1,256	–612
Restructuring	–164	–164	–13
Operating profit	**1,944**	**1,944**	**2,494**
Other non-operating income/expense, net	29	29	–103
Financial income, net	1,168	1,168	53
Profit before tax	**3,141**	**3,141**	**2,444**

SAP Half-Year Report 2021 31

32 SAP Half-Year Report 2021 (C.3) Financial Income, Net Finance income mainly consists of gains from disposal and fair value adjustments of equity securities totaling €1,515 million in the first half of 2021 (first half of 2020: €333 million) of Sapphire Ventures investments. Losses from disposal and fair value adjustments of equity securities totaling €228 million in the first half 2021 (first half of 2020: €159 million) make up the largest part of finance cost and are mainly due to Sapphire Ventures investments. For more information about our financial income, net, see the Notes to the Consolidated Financial Statements for 2020, Note (C.4). (C.4) Income Taxes There have been no significant changes in contingent liabilities from income tax-related litigation for which no provision has been recognized compared to our Consolidated Financial Statements for 2020. For more information, see the Notes to the Consolidated Financial Statements for 2020 Note (C.5).

Section D – Invested Capital

This section highlights the non-current assets including investments that form the basis of our operating activities. Additions in invested capital include separate asset acquisitions or business combinations. For more information, see our Consolidated Financial Statements for 2020, *Section D – Invested Capital*.

(D.1) Business Combinations and Divestitures

Signavio Acquisition

In January 2021, SAP announced it had entered into an agreement to acquire Signavio GmbH (Berlin, Germany) ("Signavio"), a leader in the enterprise business process intelligence and process management space that enables companies to understand, improve, transform and manage all their business processes quickly and at scale.

The purchase price was €949 million. The transaction closed on March 5, 2021, following satisfaction of regulatory and other approvals; the operating results and assets and liabilities are reflected in our consolidated financial statements starting on that date.

Signavio Acquisition: Recognized Assets and Liabilities

€ millions	
Intangible assets	298
Other identifiable assets	36
Total identifiable assets	**334**
Other identifiable liabilities	120
Total identifiable liabilities	**120**
Total identifiable net assets	**214**
Goodwill	**735**
Total consideration transferred	**949**

The initial accounting for the Signavio business combination is incomplete because we are still obtaining the information necessary to identify and measure items such as tax-related assets and liabilities, as well as intangible assets of Signavio. Accordingly, the amounts recognized in our financial statements for these items are regarded provisional as at June 30, 2021.

In general, the goodwill arising from our acquisitions consists largely of the synergies and the know-how and skills of the acquired businesses' workforces.

Signavio goodwill was attributed to expected synergies from the acquisition, particularly in the following areas:
- Cross-selling opportunities to existing SAP customers across all regions, using SAP's sales organization
- The acquisition of Signavio complements SAP's business process intelligence offerings and will help create new offerings by combining Signavio products and SAP products but is also expected to result in increased SAP S/4HANA sales.
- Improved profitability in Signavio sales and operations

The allocation of the goodwill resulting from the Signavio acquisition to our operating segments depends on how our operating segments actually benefit from the synergies of the Signavio business combination. For more information, see *Note (D.2)*.

Impact of the Business Combination on Our Financial Statements

The amounts of revenue and profit or loss of the Signavio business acquired in 2021 since the acquisition date were included in our Consolidated Income Statement for the first half of 2021 as follows:

Signavio Acquisition: Impact on SAP's Financials

€ millions	Q1–Q2 2021 as Reported	Contribution of Signavio
Revenue	13,017	16
Profit after tax	**2,519**	–10

Had Signavio been consolidated as at January 1, 2021, our revenue and profit after tax for the first half of 2021 would not have been materially different.

2021 Divestitures

On April 13, 2021, SAP and investment company Dediq GmbH ("Dediq") announced that they had agreed to enter into a partnership in the area of financial services. SAP and Dediq will run a dedicated Financial Services Industry (FSI) unit, which will be jointly owned by the two companies and will be called "SAP Fioneer" after the transaction has closed.

SAP will contribute certain FSI-centric software solutions to the new unit (with SAP employees also transferring over on a voluntary basis) in exchange for a minority share in the new entity.

The transaction is expected to close in September 2021, following satisfaction of all closing conditions including regulatory approvals. Upon closing of the transaction, SAP and SAP Fioneer will execute transition service and go-to-market agreements, among others.

SAP Half-Year Report 2021 33

34 SAP Half-Year Report 2021 (D.2) Goodwill For goodwill, we have – through a qualitative and quantitative analysis – been continuously monitoring the existence of triggering events that would require an impairment test in the first half of 2021. Considering the evolution of the COVID-19 pandemic, the review of internal and external factors led us to conclude that no triggering events occurred since our annual goodwill impairment test in 2020. No impairment tests were performed in the first half of 2021. The allocation of the goodwill resulting from the Signavio acquisition to our operating segments depends on how our operating segments actually benefit from the synergies of the Signavio business combination. We have not yet completed the identification of those benefits. (D.3) Property, Plant, and Equipment Property, Plant, and Equipment (Summary) € millions 6/30/2021 12/31/2020 Property, plant, and equipment excluding leases 2,996 3,184 Right-of-use assets 1,831 1,857 Total 4,827 5,041 Additions 1/1/2021 to 6/30/2021 1/1/2020 to 12/31/2020 Property, plant, and equipment excluding leases 268 577 Right-of-use assets 158 429 Total 426 1,006

Section E – Capital Structure, Financing and Liquidity

This section provides information related to how SAP manages its capital structure. Our capital management is based on a high equity ratio, modest financial leverage, a well-balanced maturity profile, and deep debt capacity. For more information, see our Consolidated Financial Statements for 2020, *Section E – Capital Structure, Financing, and Liquidity*.

(E.1) Total Equity

Number of Shares

millions	Issued Capital	Treasury Shares
12/31/2019	1,228.5	–34.9
Purchase	0	–14.1
6/30/2020	**1,228.5**	**–48.9**
12/31/2020	1,228.5	–48.9
6/30/2021	**1,228.5**	**–48.9**

Other Components of Equity

€ millions	Exchange Differences	Cash Flow Hedges	Total
12/31/2019	**1,776**	**–6**	**1,770**
Other comprehensive income	–30	9	–20
6/30/2020	**1,746**	**4**	**1,749**
12/31/2020	**–1,015**	**4**	**–1,011**
Other comprehensive income	1,091	–4	1,087
6/30/2021	**76**	**0**	**76**

SAP Half-Year Report 2021 35

(E.2) Liquidity

€ millions					6/30/2021
	Nominal Volume		Carrying Amount		
	Current	Non-Current	Current	Non-Current	Total
Bonds	900	8,952	899	8,880	9,779
Private placement transactions	0	730	0	759	759
Commercial Paper	1,080	0	1,081	0	1,081
Bank loans	1,453	0	1,453	0	1,453
Financial debt	**3,433**	**9,682**	**3,434**	**9,640**	**13,073**
Lease liabilities	NA	NA	401	1,718	2,119
Other financial liabilities	NA	NA	427	14	441
Σ Financial liabilities			**4,262**	**11,372**	**15,633**
Financial debt as % of Σ financial liabilities			81	85	84

€ millions					12/31/2020
	Nominal Volume		Carrying Amount		
	Current	Non-Current	Current	Non-Current	Total
Bonds	500	9,844	500	9,868	10,369
Private placement transactions	0	707	0	742	742
Commercial Paper	930	0	931	0	931
Bank loans	52	1,250	52	1,250	1,302
Financial debt	**1,482**	**11,801**	**1,484**	**11,860**	**13,344**
Lease liabilities	NA	NA	380	1,740	2,120
Other financial liabilities	NA	NA	484	5	489
Σ Financial liabilities			**2,348**	**13,605**	**15,953**
Financial debt as % of Σ financial liabilities			63	87	84

36 SAP Half-Year Report 2021

SAP Half-Year Report 2021 37 Section F – Risk Management and Fair Value Disclosures This section discusses financial risk factors and risk management. In our half-year report, this includes the transfers between levels of the fair value hierarchy. For more information, particularly about our risk management related to foreign currency exchange rate risk, interest rate risk, equity price risk, credit risk, liquidity risk, and other financial risk factors, see our Consolidated Financial Statements for 2020, Section F – Risk Management and Fair Value Disclosures. (F.1) Financial Risk Factors, Financial Risk Management, and Fair Value Disclosures on Financial Instruments A detailed overview of our other financial instruments, financial risk factors, the management of financial risks, and the determination of fair value as well as the classification of our other financial instruments into the fair value hierarchy of IFRS 13 are presented in Notes (F.1) and (F.2) in the Consolidated Financial Statements for 2020. We do not disclose the fair value of our financial instruments as at June 30, 2021, for the following reasons: – For a large number of our financial instruments, their carrying amounts are a reasonable approximation of their fair values, and – For those financial instruments where the carrying amount differs from fair value, there was no material change in the relation between carrying amount and fair value since December 31, 2020. Transfers Between Levels of the Fair Value Hierarchy Transfers of equity investments from Level 2 to Level 1, which occurred because disposal restrictions lapsed and deducting a discount for such restriction was no longer necessary, were €441 million in the first half year of 2021 (December 31, 2020: €91 million). Transfers of equity investments from Level 3 to Level 2, which occurred due to initial public offerings of the respective investee, were €333 million in the first half year of 2021 (December 31, 2020: €201 million).

38 SAP Half-Year Report 2021 Section G – Other Disclosures This section provides additional disclosures on miscellaneous topics, including information pertaining to other litigation, claims, and legal contingencies, and related party transactions. For more information, see our Consolidated Financial Statements for 2020, Section G – Other Disclosures. (G.1) Litigation, Claims, and Legal Contingencies We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired. We will continue to vigorously defend against all claims and lawsuits against us. We currently believe that resolving the claims and lawsuits pending as at June 30, 2021, will neither individually nor in the aggregate have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions recorded for these claims and lawsuits as at June 30, 2021, are neither individually nor in the aggregate material to SAP. Among the claims and lawsuits are the following classes (for more information about these classes, see the Notes to the Consolidated Financial Statements for 2020, Note (G.3)). Intellectual Property-Related Litigation and Claims For individual cases of intellectual property-related litigation and claims disclosed in our Integrated Report 2020, there were no significant developments in the first half of 2021. The provisions recorded for intellectual property-related litigation and claims continue to be not material. There are also no material contingent liabilities from intellectual property-related litigation and claims for which no provision has been recognized. Tax-Related Litigation There have been no significant changes in contingent liabilities from non-income tax-related litigation for which no provision has been recognized compared to our Consolidated Financial Statements for 2020, Note (G.3). For more information about income tax-related litigation, see Note (C.4). Anti-Bribery and Export Control Matters SAP received communications alleging conduct that may violate anti-bribery laws in the United States (including the U.S. Foreign Corrupt Practices Act (FCPA)) and other countries. The investigations are ongoing and neither the outcome of the investigations nor the date when substantiated findings will be available is predictable at this point in time. It is impossible at this point in time to determine whether the potential anti-bribery law violations represent present obligations of SAP and, if so, to reliably estimate the amount of these obligations. As a consequence, as at June 30, 2021, no provisions have been recognized for these potential anti-bribery violations in our Consolidated Half-Year Financial Statements. It is currently also not practicable to estimate the financial effect of any contingent liabilities that may result from these potential violations. For more information, see the Notes to the Consolidated Financial Statements for 2020, Note (G.3). SAP voluntarily self-disclosed potential export controls and economic sanctions violations to the U.S. Department of Justice (U.S. DOJ) and the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC) in September 2017. At the same time, SAP provided notification to the U.S. Securities and Exchange Commission (SEC) and responded to an SEC comment letter on export restriction matters in October 2017. SAP also provided disclosure to the U.S. Department of Commerce’s Bureau of Industry and Security (BIS) based on the same alleged facts. Following comprehensive and exhaustive investigations, SAP entered into a non-prosecution agreement with U.S. DOJ and mutual settlement agreements with BIS and OFAC in April 2021. Among other things, the settlement agreements require SAP to conduct internal audits of its compliance with U.S. export control laws and regulations and produce audit reports for a period of three years. In addition, SAP paid non-material monetary penalties in May 2021. There have been no significant changes to the amount of provisions recorded for export controls and economic sanctions violations compared to the amounts disclosed in Note (G.3) to the Consolidated Financial Statements for 2020. There have also been no significant changes in contingent liabilities with regards to export control matters for which no provision has been recognized. For more information, see the Notes to the Consolidated Financial Statements for 2020, Note (G.3). (G.2) Related Party Transactions Certain Executive Board and Supervisory Board members of SAP SE currently hold (or have held within the last year) positions of significant responsibility with other entities (for more information, see the Notes to the Consolidated Financial Statements for 2020, Note (G.5)). We have relationships with certain of these entities in the ordinary course of business. On May 12, 2021, the Annual General Meeting of Shareholders elected Dr. Rouven Westphal to the Supervisory Board, as a successor to Dr. Pekka Ala-Pietilä who resigned with effect from that date. During the reporting period, we had no related party transactions that had a material effect on our business, financial position, or results in the reporting period. In April 2021, SAP and Dediq GmbH announced that they had entered into a partnership and will form a unit which will be jointly owned by the two companies. The new entity, SAP Fioneer, will be an associated entity of SAP. For more information, see Note (D.1). For more information about related party transactions, see the Notes to the Consolidated Financial Statements for 2020, Note (G.6).

SAP Half-Year Report 2021 39 (G.3) Events After the Reporting Period With effect from July 8, 2021, Panagiotis Bissiritsas, employee representative on the Supervisory Board, resigned from his seat and left the Company. He was succeeded on the Supervisory Board by his respective substitute, Manuela Asche-Holstein. (G.4) Scope of Consolidation Total 12/31/2020 269 Additions 23 Disposals –4 6/30/2021 288 The additions in the first half of 2021 relate to legal entities added in connection with acquisitions and foundations. The disposals are mainly due to liquidations and mergers of legal entities. For more information about our business combinations and the effect on our Consolidated Financial Statements, see Note (D.1) and our Integrated Report 2020. Release of the Consolidated Half-Year Financial Statements The Executive Board of SAP SE approved these consolidated half-year financial statements on July 20, 2021, for submission to the Audit Committee of the Supervisory Board and for subsequent issuance.

40 SAP Half-Year Report 2021 Responsibility Statement To the best of our knowledge, and in accordance with the applicable reporting principles for half-year financial reporting, the Consolidated Half-Year Financial Statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the SAP Group, and the Consolidated Half-Year Management Report of the SAP Group includes a fair review of the development and performance of the business and the position of the SAP Group, together with a description of the material opportunities and risks associated with the expected development of the SAP Group for the remaining months of the financial year. Walldorf, July 20, 2021 SAP SE Walldorf, Baden The Executive Board Christian Klein Sabine Bendiek Luka Mucic Juergen Mueller Scott Russell Thomas Saueressig Julia White

Supplementary Financial Information

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2020	Q2 2020	Q3 2020	Q4 2020	TY 2020	Q1 2021	Q2 2021
Revenues							
Cloud (IFRS)	2,011	2,044	1,984	2,041	8,080	2,145	**2,276**
Cloud (non-IFRS)	2,012	2,044	1,984	2,044	8,085	2,145	**2,276**
% change – yoy	27	19	10	7	15	7	**11**
% change constant currency – yoy	25	18	14	13	18	13	**17**
SAP S/4HANA Cloud (IFRS)	168	193	NA	NA	NA	227	**257**
SAP S/4HANA Cloud (non-IFRS)	168	193	NA	NA	NA	227	**257**
% change – yoy	NA	NA	NA	NA	NA	36	**33**
% change constant currency – yoy	NA	NA	NA	NA	NA	43	**39**
Software licenses (IFRS)	451	773	714	1,703	3,642	483	**650**
Software licenses (non-IFRS)	451	773	714	1,703	3,642	483	**650**
% change – yoy	–31	–18	–23	–15	–20	7	**–16**
% change constant currency – yoy	–31	–18	–19	–11	–17	11	**–13**
Software support (IFRS)	2,934	2,892	2,845	2,835	11,506	2,801	**2,823**
Software support (non-IFRS)	2,934	2,892	2,845	2,835	11,506	2,801	**2,823**
% change – yoy	3	1	–2	–4	0	–5	**–2**
% change constant currency – yoy	2	2	1	0	1	0	**1**
Software licenses and support (IFRS)	3,386	3,665	3,559	4,538	15,148	3,283	**3,474**
Software licenses and support (non-IFRS)	3,386	3,665	3,559	4,538	15,148	3,283	**3,474**
% change – yoy	–3	–4	–7	–8	–6	–3	**–5**
% change constant currency – yoy	–4	–3	–4	–4	–4	1	**–2**
Cloud and software (IFRS)	5,397	5,709	5,544	6,579	23,228	5,428	**5,750**
Cloud and software (non-IFRS)	5,398	5,709	5,544	6,582	23,233	5,428	**5,750**
% change – yoy	6	3	–2	–4	1	1	**1**
% change constant currency – yoy	5	3	2	1	3	6	**5**
Total revenue (IFRS)	6,521	6,743	6,535	7,538	27,338	6,348	**6,669**
Total revenue (non-IFRS)	6,522	6,744	6,535	7,541	27,343	6,348	**6,669**
% change – yoy	7	1	–4	–6	–1	–3	**–1**
% change constant currency – yoy	5	1	0	–2	1	2	**3**
Share of more predictable revenue (IFRS, in %)	76	73	74	65	72	78	**76**
Share of more predictable revenue (non-IFRS, in %)	76	73	74	65	72	78	**76**
Profits							
Operating profit (loss) (IFRS)	1,210	1,284	1,473	2,657	6,623	960	**984**
Operating profit (loss) (non-IFRS)	1,482	1,964	2,069	2,772	8,287	1,738	**1,922**
% change	1	8	–1	–2	1	17	**–2**
% change constant currency	0	7	4	3	4	24	**3**
Profit (loss) after tax (IFRS)	811	885	1,652	1,934	5,283	1,070	**1,449**
Profit (loss) after tax (non-IFRS)	1,015	1,395	2,098	2,026	6,534	1,720	**2,214**
% change	–6	6	34	–7	6	70	**59**
Margins							
Cloud gross margin (IFRS, in %)	66.4	66.0	66.4	67.6	66.6	67.2	**67.5**
Cloud gross margin (non-IFRS, in %)	69.3	69.5	69.7	70.3	69.7	69.5	**70.0**
Software license and support gross margin (IFRS, in %)	85.2	86.4	86.7	88.2	86.7	85.7	**86.5**
Software license and support gross margin (non-IFRS, in %)	85.7	87.4	87.6	88.5	87.4	86.3	**87.3**

SAP Half-Year Report 2021 41

€ millions, unless otherwise stated	Q1 2020	Q2 2020	Q3 2020	Q4 2020	TY 2020	Q1 2021	Q2 2021
Cloud and software gross margin (IFRS, in %)	78.2	79.1	79.4	81.8	79.7	78.4	**79.0**
Cloud and software gross margin (non-IFRS, in %)	79.6	81.0	81.2	82.8	81.2	79.7	**80.5**
Gross margin (IFRS, in %)	68.3	69.9	71.1	74.8	71.2	70.3	**70.8**
Gross margin (non-IFRS, in %)	69.8	72.6	73.7	75.8	73.1	72.3	**73.4**
Operating margin (IFRS, in %)	18.6	19.0	22.5	35.2	24.2	15.1	**14.8**
Operating margin (non-IFRS, in %)	22.7	29.1	31.7	36.8	30.3	27.4	**28.8**
AT&S segment – Cloud gross margin (in %)	69.1	69.2	69.3	69.6	69.3	68.7	**69.2**
AT&S segment – Segment gross margin (in %)	78.6	80.1	80.6	82.6	80.6	78.9	**79.5**
AT&S segment – Segment margin (in %)	35.6	42.2	42.4	47.6	42.2	39.1	**40.6**
Services segment – Services gross margin (in %)	30.1	36.0	38.9	33.3	34.5	36.6	**37.0**
Services segment – Segment gross margin (in %)	26.6	33.4	36.3	29.9	31.4	32.9	**34.1**
Services segment – Segment margin (in %)	14.6	19.4	23.6	19.0	19.0	21.4	**22.6**
Qualtrics segment – Cloud gross margin (in %)	90.8	91.0	90.9	94.1	91.8	92.2	**92.4**
Qualtrics segment – Segment gross margin (in %)	75.4	78.6	79.1	77.4	77.6	79.5	**80.3**
Qualtrics segment – Segment margin (in %)	–10.1	1.4	4.7	0.9	–0.6	6.2	**6.3**
Key Profit Ratios							
Effective tax rate (IFRS, in %)	27.7	33.1	20.2	28.5	26.8	20.0	**19.7**
Effective tax rate (non-IFRS, in %)	27.2	30.3	21.3	28.2	26.5	18.7	**19.2**
Earnings per share, basic (IFRS, in €)	0.68	0.73	1.32	1.62	4.35	0.88	**1.15**
Earnings per share, basic (non-IFRS, in €)	0.85	1.17	1.70	1.70	5.41	1.40	**1.75**
Order Entry and current cloud backlog							
Current cloud backlog	6,634	6,638	6,599	7,155	7,155	7,628	**7,766**
% change – yoy	25	20	10	7	7	15	**17**
% change constant currency – yoy	24	21	16	14	14	19	**20**
SAP S/4HANA current cloud backlog	744	780	NA	NA	NA	1,036	**1,130**
% change – yoy	NA	NA	NA	NA	NA	39	**45**
% change constant currency – yoy	NA	NA	NA	NA	NA	43	**48**
Orders – number of cloud deals (in transactions)	3,145	3,844	4,044	6,137	17,166	4,132	**5,064**
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	28	28	28	31	29	27	**34**
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	37	36	37	32	34	39	**32**
Orders – number of on-premise software deals (in transactions)	10,517	9,175	11,006	14,918	45,616	9,687	**10,033**
Share of orders greater than €5 million based on total software order entry volume (in %)	24	34	30	29	30	23	**22**
Share of orders smaller than €1 million based on total software order entry volume (in %)	42	38	37	32	36	42	**43**
Liquidity and Cash Flow							
Net cash flows from operating activities	2,984	788	1,321	2,100	7,194	3,085	**686**
Capital expenditure	–333	–164	–155	–164	–816	–153	**–191**
Payments of lease liabilities	–72	–84	–115	–107	–378	–84	**–92**
Free cash flow	2,580	540	1,052	1,829	6,000	2,848	**403**
% of total revenue (IFRS)	40	8	16	24	22	45	**6**
% of profit after tax (IFRS)	318	61	64	95	114	266	**28**
Group liquidity	7,872	7,401	7,760	6,781	6,781	11,573	**8,548**
Financial debt (–)	–13,700	–14,855	–14,649	–13,283	–13,283	–14,230	**–13,116**
Net debt (–)	–5,827	–7,454	–6,889	–6,503	–6,503	–2,658	**–4,568**
Financial Position							
Cash and cash equivalents	7,816	6,205	7,434	5,311	5,311	10,332	**7,764**
Goodwill	29,731	29,214	28,184	27,560	27,560	29,374	**29,049**

42 SAP Half-Year Report 2021

€ millions, unless otherwise stated	Q1 2020	Q2 2020	Q3 2020	Q4 2020	TY 2020	Q1 2021	Q2 2021
Total assets	62,947	60,709	59,278	58,472	58,472	66,495	**63,095**
Contract liabilities (current)	6,726	5,791	4,237	4,150	4,150	6,800	**6,175**
Equity ratio (total equity in % of total assets)	49	48	50	51	51	52	**54**
Non-Financials							
Number of employees (quarter end)[1]	101,150	101,379	101,450	102,430	102,430	103,142	**103,876**
Employee retention (in %, rolling 12 months)	93.3	93.9	94.8	95.3	95.3	95.4	**94.8**
Women in management (in %, quarter end)	26.8	27.3	27.3	27.5	27.5	27.6	**27.9**
Greenhouse gas emissions (in kilotons)	65	25	25	20	135	30	**20**

[1] In full-time equivalents.

Due to rounding, numbers may not add up precisely.

SAP Half-Year Report 2021 43

Reconciliation from Non-IFRS Numbers to IFRS Numbers – Half Year

€ millions, unless otherwise stated	Q1–Q2 2021					Q1–Q2 2020			Δ in %		
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[1]
Revenue Numbers											
Cloud	4,421	0	4,421	255	4,675	4,055	2	4,057	9	9	15
Software licenses	1,133	0	1,133	39	1,172	1,224	0	1,224	–7	–7	–4
Software support	5,624	0	5,624	229	5,853	5,826	0	5,826	–3	–3	0
Software licenses and support	6,757	0	6,757	268	7,025	7,051	0	7,051	–4	–4	0
Cloud and software	**11,178**	**0**	**11,178**	**523**	**11,700**	**11,106**	**2**	**11,107**	**1**	**1**	**5**
Services	**1,839**	**0**	**1,839**	**87**	**1,926**	**2,159**	**0**	**2,159**	**–15**	**–15**	**–11**
Total revenue	**13,017**	**0**	**13,017**	**610**	**13,627**	**13,264**	**2**	**13,266**	**–2**	**–2**	**3**
Operating Expense Numbers											
Cost of cloud	–1,444	108	–1,336			–1,370	128	–1,242	5	8	
Cost of software licenses and support	–939	50	–889			–998	53	–946	–6	–6	
Cost of cloud and software	–2,383	158	–2,225			–2,368	180	–2,188	1	2	
Cost of services	–1,447	139	–1,308			–1,725	95	–1,630	–16	–20	
Total cost of revenue	**–3,830**	**297**	**–3,533**			**–4,094**	**276**	**–3,818**	**–6**	**–7**	
Gross profit	**9,187**	**297**	**9,484**			**9,171**	**277**	**9,448**	**0**	**0**	
Research and development	–2,478	251	–2,227			–2,210	163	–2,047	12	9	
Sales and marketing	–3,491	482	–3,009			–3,684	388	–3,296	–5	–9	
General and administration	–1,098	522	–576			–729	111	–618	51	–7	
Restructuring	–164	164	0			–13	13	0	>100	NA	
Other operating income/expense, net	–12	0	–12			–41	0	–41	–71	–71	
Total operating expenses	**–11,073**	**1,715**	**–9,357**	**–416**	**–9,773**	**–10,770**	**950**	**–9,820**	**3**	**–5**	**0**
Profit Numbers											
Operating profit (loss)	**1,944**	**1,715**	**3,660**	**194**	**3,854**	**2,494**	**952**	**3,446**	**–22**	**6**	**12**
Other non-operating income/expense, net	**29**	**0**	**29**			**–103**	**0**	**–103**	**<-100**	**<-100**	
Finance income	1,549	0	1,549			406	0	406	>100	>100	
Finance costs	–381	0	–381			–354	0	–354	8	8	
Financial income, net	**1,168**	**0**	**1,168**			**53**	**0**	**53**	**>100**	**>100**	
Profit (loss) before tax	**3,141**	**1,715**	**4,856**			**2,444**	**952**	**3,396**	**29**	**43**	
Income tax expense	–622	–300	–922			–747	–239	–986	–17	–6	
Profit (loss) after tax	**2,519**	**1,415**	**3,934**			**1,697**	**713**	**2,409**	**48**	**63**	
Attributable to owners of parent	2,396	1,310	3,706			1,681	713	2,393	43	55	
Attributable to non-controlling interests	123	105	228			16	0	16	>100	>100	
Key Ratios											
Operating margin (in %)	**14.9**		**28.1**		**28.3**	**18.8**		**26.0**	**–3.9pp**	**2.1pp**	**2.3pp**
Effective tax rate (in %)[2]	**19.8**		**19.0**			**30.6**		**29.0**	**–10.8pp**	**–10.1pp**	
Earnings per share, basic (in €)	**2.03**		**3.14**			**1.42**		**2.02**	**43**	**56**	

[1] Constant-currency period-over-period changes are calculated by comparing the current year's non-IFRS constant-currency numbers with the non-IFRS number of the previous year's respective period.

[2] The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first half of 2021 mainly resulted from tax effects of share-based payment expenses, acquisition-related charges, and restructuring expenses. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first half of 2020 mainly resulted from tax effects of share-based payment expenses and acquisition-related charges.

Due to rounding, numbers may not add up precisely.

44 SAP Half-Year Report 2021

Non-IFRS Adjustments Actuals and Estimates – Half Year

€ millions	Estimated Amounts for Full Year 2021	Q1–Q2 2021	Q1–Q2 2020
Operating profit (loss) (IFRS)		**1,944**	**2,494**
Revenue adjustments	NA	**0**	**2**
Adjustment for acquisition-related charges	540–640	296	325
Adjustment for share-based payment expenses	2,300–2,800	1,256	612
Adjustment for restructuring	150–200	164	13
Operating expense adjustments		**1,715**	**950**
Operating profit (loss) adjustments		**1,715**	**952**
Operating profit (loss) (non-IFRS)		**3,660**	**3,446**

Non-IFRS-Adjustments by Functional Areas – Half Year

€ millions	Q1–Q2 2021					Q1–Q2 2020				
	IFRS	**Acqui-sition-Related**	**SBP[1]**	**Restruc-turing**	**Non-IFRS**	IFRS	Acqui-sition-Related	SBP[1]	Restruc-turing	Non-IFRS
Cost of cloud	–1,444	80	28	0	–1,336	–1,370	106	22	0	–1,242
Cost of software licenses and support	–939	16	34	0	–889	–998	22	31	0	–946
Cost of services	–1,447	10	129	0	–1,308	–1,725	2	94	0	–1,630
Research and development	–2,478	3	248	0	–2,227	–2,210	4	159	0	–2,047
Sales and marketing	–3,491	181	301	0	–3,009	–3,684	191	197	0	–3,296
General and administration	–1,098	6	516	0	–576	–729	1	110	0	–618
Restructuring	–164	0	0	164	0	–13	0	0	13	0
Other operating income/expense, net	–12	0	0	0	–12	–41	0	0	0	–41
Total operating expenses	**–11,073**	**296**	**1,256**	**164**	**–9,357**	**–10,770**	**325**	**612**	**13**	**–9,820**

[1] Share-based payments

Due to rounding, numbers may not add up precisely.

SAP Half-Year Report 2021

45

Revenue by Region (IFRS and Non-IFRS) – Half Year

€ millions	Q1–Q2 2021					Q1–Q2 2020			Δ in %		
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[1]
Cloud Revenue by Region											
EMEA	1,547	0	1,547	29	1,577	1,277	0	1,277	21	21	23
Americas	2,291	0	2,291	201	2,492	2,275	2	2,277	1	1	9
APJ	582	0	582	24	606	502	0	502	16	16	21
Cloud revenue	**4,421**	**0**	**4,421**	**255**	**4,675**	**4,055**	**2**	**4,057**	**9**	**9**	**15**
Cloud and Software Revenue by Region											
EMEA	5,050	0	5,050	66	5,115	4,840	0	4,840	4	4	6
Americas	4,336	0	4,336	381	4,717	4,545	2	4,547	–5	–5	4
APJ	1,792	0	1,792	76	1,868	1,720	0	1,720	4	4	9
Cloud and software revenue	**11,178**	**0**	**11,178**	**523**	**11,700**	**11,106**	**2**	**11,107**	**1**	**1**	**5**
Total Revenue by Region											
Germany	1,957	0	1,957	2	1,959	1,846	0	1,846	6	6	6
Rest of EMEA	3,898	0	3,898	71	3,969	3,862	0	3,862	1	1	3
Total EMEA	**5,855**	**0**	**5,855**	**74**	**5,929**	**5,708**	**0**	**5,708**	**3**	**3**	**4**
United States	4,166	0	4,166	377	4,543	4,577	2	4,578	–9	–9	–1
Rest of Americas	974	0	974	73	1,047	983	0	983	–1	–1	7
Total Americas	**5,140**	**0**	**5,140**	**450**	**5,590**	**5,560**	**2**	**5,561**	**–8**	**–8**	**1**
Japan	628	0	628	56	684	641	0	641	–2	–2	7
Rest of APJ	1,394	0	1,394	30	1,424	1,356	0	1,356	3	3	5
Total APJ	**2,022**	**0**	**2,022**	**86**	**2,108**	**1,997**	**0**	**1,997**	**1**	**1**	**6**
Total revenue	**13,017**	**0**	**13,017**	**610**	**13,627**	**13,264**	**2**	**13,266**	**–2**	**–2**	**3**

[1] Constant-currency period-over-period changes are calculated by comparing the current year's non-IFRS constant-currency numbers with the non-IFRS number of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

46 SAP Half-Year Report 2021

SAP Half-Year Report 2021 47 General Information Forward-Looking Statements This half-year report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information. We describe these risks and uncertainties in the Risk Management and Risks section, respectively in the there-mentioned sources. The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “development,” “estimate,” “expect,” “forecast,” ”future trends,” “guidance,” “intend,” “may,” ”might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, the Risk Management and Risks section, the Expected Developments and Opportunities section, and other forward-looking information appearing in other parts of this half-year financial report. To fully consider the factors that could affect our future financial results, both our Integrated Report 2020 and our Annual Report on Form 20-F for 2020, should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law. This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including IDC, the ECB, and the IMF. This type of data represents only the estimates of IDC, ECB, IMF, and other sources of industry data. SAP does not adopt or endorse any of the statistical information provided by sources such as IDC, ECB, IMF, or other similar sources that is contained in this report. The data from these sources is subject to risks and uncertainties, and subject to change based on various factors, including those described above, in the Risk Management and Risks section, and elsewhere in this report. These and other factors could cause our results to differ materially from those expressed in the estimates made by third parties and SAP. We caution readers not to place undue reliance on this data. All of the information in this report relates to the situation as at June 30, 2021, or the half year ended on that date unless otherwise stated. Non-IFRS Financial Information This half-year report contains non-IFRS measures as well as financial data prepared in accordance with IFRS. We present and discuss the reconciliation of these non-IFRS measures to the respective IFRS measures in the Supplementary Financial Information section. For more information about non-IFRS measures, see our Web site www.sap.com/investors/sap-non-ifrs- measures.

48 SAP Half-Year Report 2021 Additional Information Financial Calendar October 21, 2021 Third-quarter 2021 earnings release, conference call for financial analysts and investors January 27, 2022 Fourth-quarter and full-year 2021 preliminary earnings release, conference call for financial analysts and investors May 18, 2022 Annual General Meeting of Shareholders, Mannheim, Germany Investor Services Additional information about this half-year report is available online at www.sap.com/investors, including the official quarterly statement, a presentation about the quarterly results, and a recording of the conference call for financial analysts. The “Financial Reports” tab contains the following publications: – SAP Integrated Report (IFRS, PDF, www.sapintegratedreport.com) – SAP Annual Report on Form 20-F (IFRS, PDF) – SAP SE Statutory Financial Statements and Review of Operations (HGB, German only, PDF) – Half-Year Report (IFRS, PDF) – Quarterly Statements (IFRS, PDF) www.sap.com/investors is also the place to look for in-depth information about stock, debt, and corporate governance; financial and event news; and various services designed to help investors find the information they need fast (see "Investor Services”). These include an e-mail and text message news service, and a Twitter feed. For sustainability reasons and faster distribution, SAP decided to refrain from printing reports. Only a limited number of the Integrated Report was printed for the Annual General Meeting of Shareholders. You can reach us by phone at +49 6227 7-67336, send a fax to +49 6227 7-40805, or e-mail us at investor@sap.com. Addresses SAP SE Dietmar-Hopp-Allee 16 69190 Walldorf Germany Tel. +49 6227 7-47474 Fax +49 6227 7-57575 Internet www.sap.com E-mail info@sap.com The addresses of all our international subsidiaries and sales partners are available on our public Web site at www.sap.com/directory/main.html. Information About Content Investor Relations Tel. +49 6227 7-67336 Fax +49 6227 7-40805 E-mail investor@sap.com Twitter @SAPinvestor Internet www.sap.com/investor Imprint Overall responsibility: SAP SE Corporate Financial Reporting Published on July 21, 2021. The German version of this Half-Year Report can be found under https://www.sap.com/corporate/de/investors.html. Copyright Usage in Collateral © 2021 SAP SE or an SAP affiliate company. All rights reserved. No part of this publication may be reproduced or transmitted in any form or for any purpose without the express permission of SAP SE or an SAP affiliate company. SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE (or an SAP affiliate company) in Germany and other countries. Please see https://www.sap.com/corporate/en/legal/copyright.html for additional trademark information and notices.